Exhibit 2.1

Execution Copy

AGREEMENT AND PLAN OF MERGER

by and among

INDEPENDENCE HOLDING COMPANY,

GENEVE HOLDINGS, INC.,

and

GENEVE ACQUISITION CORP.

Dated as of November 9, 2021

TABLE OF CONTENTS

ARTICLE 1 DEFINITIONS; INTERPRETATION AND CONSTRUCTION		2

1.1	Definitions	2
1.2	Certain Defined Terms	10
1.3	Interpretation and Construction	10

ARTICLE 2 THE MERGER; CLOSING; EFFECTIVE TIME		12

2.1	The Merger	12
2.2	Closing	12
2.3	Effective Time	12
2.4	Effects of the Merger	12

ARTICLE 3 CERTIFICATE OF INCORPORATION AND BYLAWS; DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION		13

3.1	The Certificate of Incorporation of the Surviving Corporation	13
3.2	The Bylaws of the Surviving Corporation	13
3.3	Directors of the Surviving Corporation	13
3.4	Officers of the Surviving Corporation	13

ARTICLE 4 EFFECT OF THE MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES		13

4.1	Effect of the Merger on Capital Stock	13
4.2	Exchange of Certificates and Delivery of Merger Consideration	14
4.3	Treatment of Equity Awards	17
4.4	Adjustments to Prevent Dilution	18
4.5	Necessary Further Actions	18

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF THE COMPANY		19

5.1	Organization, Good Standing and Qualification	19
5.2	Capital Structure	19
5.3	Corporate Authority and Approval	20
5.4	Governmental Filings; No Violations	20
5.5	Compliance with Laws	21
5.6	Company Reports	21
5.7	Disclosure Controls and Procedures and Internal Control over Financial Reporting	22
5.8	Financial Statements; No Undisclosed Liabilities	23
5.9	Absence of Certain Changes	23
5.10	Company Material Contracts	23
5.11	Tax Matters	25
5.12	Takeover Statutes; No Rights Plan	26

i

5.13	Brokers and Finders	26
5.14	Opinion of Financial Advisor	26
5.15	No Other Representations or Warranties	26

ARTICLE 6 REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		27

6.1	Organization, Good Standing and Qualification	27
6.2	Capitalization of Merger Sub	27
6.3	Corporate Authority and Approval	27
6.4	Governmental Filings; No Violations	27
6.5	Available Funds	28
6.6	Solvency	28
6.7	Brokers and Finders	28
6.8	No Other Representations or Warranties; No Reliance	29

ARTICLE 7 COVENANTS		29

7.1	Conduct of the Company	29
7.2	Acquisition Proposals; Change of Recommendation	33
7.3	Proxy Statement and Schedule 13E-3	36
7.4	Company Stockholders Meeting	38
7.5	Information and Access	39
7.6	Stock Exchange Delisting; Exchange Act Deregistration	39
7.7	Publicity	39
7.8	Indemnification; Directors’ and Officers’ Insurance	40
7.9	Takeover Statutes	42
7.10	Section 16 Matters	42
7.11	Transaction Litigation	42
7.12	Written Consent	42

ARTICLE 8 CONDITIONS TO CLOSING		42

8.1	Conditions to Each Party’s Obligation to Effect the Merger	42
8.2	Conditions to Obligations of Parent and Merger Sub	43
8.3	Conditions to Obligations of the Company	43

ARTICLE 9 TERMINATION		44

9.1	Termination by Mutual Written Consent	44
9.2	Termination by Either Parent or the Company	44
9.3	Termination by the Company	44
9.4	Termination by Parent	44
9.5	Effect of Termination and Abandonment	45

ii

ARTICLE 10 MISCELLANEOUS		45

10.1	Survival	45
10.2	Notices	45
10.3	Expenses	46
10.4	Modification or Amendment; Waiver	46
10.5	Governing Law; Jurisdiction and Venue; Waiver of Trial by Jury	47
10.6	Specific Performance	48
10.7	Third-Party Beneficiaries	48
10.8	Successors and Assigns	48
10.9	Entire Agreement	48
10.10	Severability	48
10.11	Counterparts; Effectiveness	49
10.12	Special Committee	49

Exhibits

Exhibit A – Form of Certificate of Incorporation of the Surviving Corporation

Exhibit B – Form of Bylaws of the Surviving Corporation

Exhibit C – Initial Press Release

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of November 9, 2021, is entered into by and among Independence Holding Company, a Delaware corporation (the “Company”), Geneve Holdings, Inc., a Delaware corporation (“Parent”), and Geneve Acquisition Corp., a Delaware corporation and a Wholly Owned Subsidiary of Parent (“Merger Sub” and, together with the Company and Parent, the “Parties” and each, a “Party”). Capitalized terms used in this Agreement have the meanings ascribed to them in Article 1.

RECITALS

WHEREAS, Parent, directly and indirectly through its Wholly Owned Subsidiaries, exercises voting power over shares of the Company’s common stock, par value $1.00 per share (“Shares”), representing approximately 62.3% of the voting power of the Company;

WHEREAS, the Parties intend to effect the acquisition of the Company by Parent through the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as the surviving corporation, in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), pursuant to which each Eligible Share shall be converted into the right to receive $57.00 in cash, without interest (such amount, the “Per Share Merger Consideration”), upon the terms and subject to the conditions set forth herein;

WHEREAS, the board of directors of the Company (the “Company Board”) has established a special committee consisting solely of independent and disinterested directors of the Company (the “Special Committee”), the purpose of which is, among other things, to review, evaluate, consider and negotiate the Merger and the other transactions contemplated by this Agreement (collectively, the “Transactions”) and make a recommendation to the Company Board with respect thereto;

WHEREAS, the Special Committee has unanimously (i) determined that the terms of this Agreement and the Transactions are fair to and in the best interests of the Company and the holders of the Shares (other than the Parent Group Shares), (ii) recommended to the Company Board that the Company Board adopt resolutions approving and declaring advisable this Agreement and the Transactions and (iii) recommended to the Company Board that the Company Board recommend that the holders of capital stock of the Company entitled to vote, vote for the adoption of this Agreement (such recommendation, the “Special Committee Recommendation”);

WHEREAS, the Company Board, based on the Special Committee Recommendation, has (i) determined that the terms of this Agreement and the Transactions are fair to and in the best interests of the Company and the holders of Shares (other than the Parent Group Shares), (ii) approved and declared advisable this Agreement and the Transactions and (iii) recommended that the holders of capital stock of the Company entitled to vote, vote for the adoption of this Agreement (such recommendation, the “Company Board Recommendation”);

WHEREAS, the board of directors of Merger Sub has unanimously (i) determined that it is in the best interests of Merger Sub and its sole stockholder, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement by Merger Sub and the consummation of the Transactions and (iii) recommended that this Agreement be adopted by Geneve Corporation, as the sole stockholder of Merger Sub;

WHEREAS, the board of directors of Parent has (i) determined that it is in the best interests of Parent and its stockholders, and declared it advisable, to enter into this Agreement and consummate the Transactions and (ii) approved the execution, delivery and performance of this Agreement by Parent and the consummation of the Transactions;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the willingness of the Company to enter into this Agreement, each of Argent Investors Management Corporation, SIC Securities Corp. and SMH Associates Corp. (the “Principal Stockholders”) is entering into a voting agreement with Parent and the Company pursuant to which, among other things, each Principal Stockholder has agreed, on the terms and subject to the conditions set forth therein, to vote or cause to be voted all Shares beneficially owned by such Principal Stockholder for the adoption of this Agreement; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and the Transactions.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth in this Agreement, the Parties, intending to be legally bound, agree as follows:

Article 1
DEFINITIONS; INTERPRETATION AND CONSTRUCTION

1.1	Definitions

For the purposes of this Agreement, except as otherwise specifically provided herein, the following terms have meanings set forth in this Section 1.1:

“2016 Plan” means the Independence Holding Company 2016 Stock Incentive Plan, as amended.

“Acquisition Proposal” means any proposal, offer or indication of interest (whether in writing or otherwise) relating to (a) a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, asset purchase, extraordinary dividend, business combination or similar transaction involving the Company or any of its Subsidiaries or (b) direct or indirect acquisition (whether by tender offer, share purchase, share exchange or other manner) by any Person or group (as defined under Section 13 of the Exchange Act) that, in each case of (a) or (b), if consummated would result in any Person or group (as defined under Section 13 of the Exchange Act) becoming the beneficial owner, directly or indirectly, in one or a series of related transactions, of 20% or more (i) measured by voting power, of the Shares and other equity and voting interests in the Company (or any class thereof) or (ii) of the revenue, net income or assets of the Company and its Subsidiaries (taken as a whole), in each case, other than the Transactions and the Pending Sale Transactions.

“Affiliate” means, with respect to any Person, any other Person who is an “affiliate” of such Person within the meaning of Rule 405 promulgated under the Securities Act.

“Alternative Acquisition Agreement” means any Contract, letter of intent, memorandum of understanding, agreement in principle, term sheet, acquisition agreement, merger agreement, arrangement agreement, option agreement, joint venture agreement, partnership agreement, share purchase agreement, asset purchase agreement, share exchange agreement or other similar agreement (other than a Permitted Confidentiality Agreement) from any Person (other than Parent and its Subsidiaries) providing for an Acquisition Proposal or requiring the Company (or that would require the Company) to terminate this Agreement or to abandon or fail to consummate the Merger; provided, that none of the Pending Sale Transaction SPAs shall be deemed to be an Alternative Acquisition Agreement.

“Applicable Date” means January 1, 2020.

“Audit Committee” means the audit committee of the Company Board.

“Bankruptcy and Equity Exception” means bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and general equity principles.

“Book-Entry Share” means each book-entry account representing any non-certificated Eligible Shares.

“Business Day” means any day other than (a) a Saturday or Sunday, (b) a day on which banks in New York, New York, are, or the Secretary of State of the State of Delaware is, closed for general transactions or (c) any day on which the principal office of the SEC in Washington D.C. and EDGAR are not open to accept filings.

“Certificate” means each certificate representing any of the Eligible Shares.

“Certificate of Merger” means a certificate of merger with respect to the Merger executed in accordance with, and containing such information as is required by, the relevant provisions of the DGCL.

“Change of Recommendation” means any of the actions set forth in clauses (A) through (E) of Section 7.2(d)(i).

“Chosen Courts” means (a) (i) the Court of Chancery of the State of Delaware, (ii) if and only if such court finds it lacks subject matter jurisdiction, the U.S. District Court for the District of Delaware or (iii) if and only if the foregoing courts find they lack subject matter jurisdiction, then any Delaware state court sitting in New Castle County and (b) any appellate court of any such courts.

“Code” means the Internal Revenue Code of 1986.

“Company Benefit Plan” means (a) each “employee benefit plan” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA), and (b) each other employment agreement, bonus, stock option, stock purchase or other equity-based, benefit, incentive compensation, profit sharing, savings, retirement (including early retirement and supplemental retirement), disability, insurance, vacation, incentive, deferred compensation, supplemental retirement (including termination indemnities and seniority payments), severance, termination, retention, change of control and other similar fringe, welfare or other employee benefit plans, benefit programs, benefit agreements, benefit Contracts, benefit policies or benefit arrangements (whether or not in writing), other than any plan to which the Company or any Subsidiary contributes (or has an obligation to contribute) pursuant to applicable Law and that is sponsored or maintained by a Governmental Entity, in each case, (i) which is sponsored, maintained or contributed to for the benefit of or relating to any current or former director, officer or employee of the Company or any its Subsidiaries or (ii) with respect to which the Company, any of its Subsidiaries or any of their Company ERISA Affiliates has or may have any liability.

“Company Bylaws” means the Bylaws of the Company (as last amended on November 6, 2013).

“Company Charter” means the Restated Certificate of Incorporation of the Company (as last amended on June 18, 2012).

“Company Disclosure Letter” means the confidential disclosure letter delivered to Parent and Merger Sub by the Company prior to or concurrently with the execution and delivery of this Agreement.

“Company Equity Awards” means, collectively, Company Options, Company SARs, and Company RSUs.

“Company ERISA Affiliate” means any trade or business (whether or not incorporated) that would be treated together with the Company or any of its Subsidiaries as a “single employer” within the meaning of Section 4001(b) of ERISA or Section 414 of the Code.

“Company Material Contract” means any Filed Contract or Disclosed Contract.

“Company Option” means any option to purchase Shares granted under the 2016 Plan.

“Company Reports” means the reports, forms, statements, certifications and documents publicly filed with or furnished by the Company to the SEC pursuant to the Exchange Act or the Securities Act since the Applicable Date, including publicly filed or furnished notes, exhibits, financial statements and schedules thereto and all other information incorporated therein by reference and any amendments and supplements thereto.

“Company RSU” means a restricted stock unit granted pursuant to the 2016 Plan that vests solely on the basis of time and pursuant to which the holder has a right to receive Shares or cash following the vesting or lapse of restrictions applicable to such restricted stock unit.

“Company SAR” means a share appreciation right granted pursuant to the 2016 Plan that vests on the basis of time and the achievement of performance and pursuant to which the holder has a right to receive Shares or cash following the vesting or lapse of restrictions applicable to such share appreciation right.

“Company Stockholder Approvals” means both the Requisite Company Vote and the Majority of the Minority Approval.

“Company Stockholders Meeting” means the meeting of stockholders of the Company to be held to vote on the adoption of this Agreement, including any postponement or adjournment thereof.

“Confidentiality Agreement” means the Confidentiality Agreement between Parent and the Company, dated as of September 28, 2021.

“Contract” means any legally binding contract, subcontract, agreement, lease, license, sublicense, note, bond, loan, mortgage, indenture, commitment or other instrument or obligation (whether written or oral), other than a Company Benefit Plan.

“COVID-19” means SARS-CoV-2 or COVID-19.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, restrictions, guidelines, responses or recommendations of or promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19 and any evolutions or mutations thereof or related or associated epidemic, plague, pandemic or outbreak of illness or public health event.

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval system operated and maintained by the SEC.

“Effective Time” means the date and time when the Certificate of Merger has been duly filed with and accepted by the Secretary of State of the State of Delaware or at such later date and time as may be agreed by Parent and the Company in writing and specified in the Certificate of Merger in accordance with the relevant provisions of the DGCL.

“Eligible Shares” means the Shares issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares.

“Encumbrance” means any pledge, lien, charge, mortgage, security interest, hypothecation, adverse right or claim or other encumbrance of any kind, excluding, in all cases, restrictions imposed by applicable securities Laws and non-exclusive licenses of intellectual property rights.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Shares” means, collectively, the Parent Group Shares, the Treasury Shares and the Dissenting Shares.

“Final Dividend Amount” means an amount equal to (a) $0.44 multiplied by (b) the number of days between (and including) (i) the payment date of the last regular dividend paid by the Company prior to the Closing and (ii) the Closing Date divided by (c) 365.

“GAAP” means the United States generally accepted accounting principles.

“Governmental Authorization” means any permit, license, certification, approval, consent, registration, qualification, clearance, exemption or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Entity.

“Governmental Entity” means any federal, national, state, provincial or local, whether domestic or foreign, government, any department or agency thereof or any court of competent jurisdiction, administrative agency or commission or other governmental, regulatory or licensing authority, bureau, board, judicial or arbitral body, department, political subdivision, tribunal or instrumentality.

“IAHC Sale” means the sale by the Company to Iguana Acquisition LLC, an affiliate of Iguana Capital, Inc., of Independence American Holdings Corp., which includes Independence American Insurance Company, pursuant to the IAHC Sale SPA.

“IAHC Sale SPA” means the Stock Purchase Agreement, dated as of May 17, 2021, by and among the Company, AMIC Holdings, Inc., Madison Investors Corp., Iguana Acquisition LLC and JAB Holdings B.V.

“ICC” means Independence Capital Corp.

“Intervening Event” means any event, occurrence, fact, condition, change, development, circumstance or effect or cause thereof (“Effect”) that materially affects the business, assets or operations of the Company and its Subsidiaries, taken as a whole, and that (a) was not known to, or reasonably foreseeable by, the Special Committee as of the date of this Agreement (or, if known or reasonably foreseeable as of the date of this Agreement, the material consequences of which were not known to, or reasonably foreseeable by, the Special Committee as of the date of this Agreement), which Effect, or the material consequences thereof, becomes known to, or reasonably foreseeable by, the Company Board or the Special Committee prior to the time the Company Stockholder Approvals are obtained and (b) does not involve or relate to (i) an Acquisition Proposal, (ii) any changes in the market price or trading volume of the Company, (iii) any changes in the Company’s credit ratings or (iv) the Company or Parent meeting, failing to meet or exceeding published or unpublished revenue or market consensus earnings projections, in each case in and of itself; provided, that the underlying causes of any of the changes referred to in the foregoing clause (ii), (iii) and (iv) may be considered and taken into account for determining whether an Intervening Event has occurred to the extent not otherwise excluded from this definition.

“Joint Employee” means any officer or employee of Parent or any of its Affiliates (other than the Company and its Subsidiaries) who is also an officer or employee of the Company or any of its Subsidiaries.

“Knowledge” means, with respect to the Company, the actual knowledge of the individuals set forth in Section 1.1 of the Company Disclosure Letter.

“Law” means any U.S. or non-U.S. federal, state, provincial, local, municipal or other law, statute, constitution, principle of common law, ordinance, code, standard, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity or any Order.

“Madison Sale” means the sale by the Company, through ICC, to Horace Mann Educators Corporation of Madison National Life Insurance Company, Inc., pursuant to the Madison Sale SPA.

“Madison Sale SPA” means the Stock Purchase Agreement, dated as of July 14, 2021, by and among the Company, ICC and Horace Mann Educators Corporation.

“Majority of the Minority Approval” means the adoption of this Agreement by the affirmative vote of holders of a majority of the outstanding Shares other than (a) the Parent Group Shares and (b) Shares beneficially owned by any Affiliate of Parent.

“Material Adverse Effect” means any Effect that (a) has had a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole or (b) would prevent, materially delay or materially impair the ability of the Company to consummate the Merger by the Outside Date; provided, that in the case of clause (a), no Effect arising out of or resulting from any of the following shall be deemed either alone or in combination to constitute, or shall be considered in determining whether there has occurred, a Material Adverse Effect: (i) changes or conditions generally affecting the industries in which the Company and any of its Subsidiaries operate, (ii) general economic or political conditions, commodity pricing or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction in which the Company or any of its Subsidiaries operate, (iii) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been, or is reasonably expected to be, a Material Adverse Effect, to the extent permitted by this definition), (iv) consequences resulting from the execution, delivery, pendency or performance of this Agreement or the public announcement or pendency of the Transactions, including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, labor unions, customers, suppliers, landlords or partners, (v) any change, in and of itself, in the market price or trading volume of the Company’s securities or in its credit ratings (it being understood that the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been, or is reasonably expected to be, a Material Adverse Effect, to the extent permitted by this definition), (vi) any change in, or actions taken reasonably and in good faith to comply with any change in, Law applicable to the Company’s business or GAAP (or, in each case, authoritative interpretation thereof), (vii) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war (whether or not declared), sabotage (including cyberattacks) or terrorism, or any escalation or worsening of any such acts of hostilities, war, sabotage or terrorism threatened or underway through the date of this Agreement, (viii) any hurricane, tornado, flood, earthquake or other natural disaster, (ix) any actions required to be taken or not taken by the Company or any of its Subsidiaries pursuant to this Agreement or with Parent’s prior written consent, (x) any Effect described in any of the Company Reports filed prior to the date of this Agreement, (xi) any breach of this Agreement by Parent or Merger Sub or (xii) any outbreak of a virus, infectious disease, epidemic, pandemic, other contagion or public health event, except, in the case of clauses (i), (ii), (vii) and (viii) to the extent (and only to the extent) such Effect has a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to others in the industries and geographical regions in which affected businesses of the Company and its Subsidiaries operate in respect of the business conducted in such industries and applicable geographical regions.

“NYSE” means the New York Stock Exchange.

“Order” means any order, award, judgment, injunction, writ, decree (including any consent decree or similar agreed order or judgment), directive, stipulation, ruling, determination, decision or verdict, whether civil, criminal or administrative, in each case, that is entered, issued, made or rendered by any Governmental Entity.

“Organizational Documents” means with respect to any Person (other than an individual), (a) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating, stockholders or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person; and (b) all bylaws and voting agreements to which such Person is a party relating to the organization or governance of such Person.

“Parent Group Shares” means the Shares held by Parent and its Wholly Owned Subsidiaries immediately prior to the Effective Time.

“Pending Sale Transaction” means any of the IAHC Sale, the SSL Sale or the Madison Sale, and “Pending Sale Transactions” means, collectively, the IAHC Sale, the SSL Sale and the Madison Sale.

“Pending Sale Transaction SPAs” means, collectively, the IAHC Sale SPA, the SSL Sale SPA and the Madison Sale SPA.

“Person” means any natural person, corporation (including not-for-profit), partnership (limited or general), group (as defined under Section 13 of the Exchange Act), limited liability company, company, joint venture, estate, trust, association, organization, Governmental Entity or other legal entity of any kind or nature and any permitted successors or assigns of such person.

“Proceeding” means any action, claim, demand, litigation, suit, hearing, arbitration or other similar proceeding, whether civil, criminal, regulatory or administrative, whether in equity or at law, in contract, in tort or otherwise commenced, brought, conducted or heard by or before a Governmental Entity.

“Representative” means, with respect to any Person, any director, principal, partner, manager, member (if such Person is a member-managed limited liability company or similar entity), employee (including any officer), consultant, investment banker, financial advisor, legal counsel, attorneys-in-fact, accountant or other authorized advisor or agent of such person, in each case acting in their capacity as such.

“Requisite Company Vote” means the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding Shares entitled to vote on such matter at the Company Stockholders Meeting.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Solvent” means, when used with respect to any Person, that, as of the date of determination, (a) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (i) the value of all “liabilities of such person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors and (ii) the amount that will be required to pay the probable liabilities of such Person as such debts become absolute and mature, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date and (c) such Person will be able to pay its liabilities as they mature.

“SSL Sale” means the sale by the Company, through ICC, to Reliance Standard Life Insurance Company of Standard Security Life Insurance Company of New York, pursuant to the SSL Sale SPA.

“SSL Sale SPA” means the Stock Purchase Agreement, dated as of April 14, 2021, by and among the Company, ICC and Reliance Standard Life Insurance Company.

“Subsidiary” means, with respect to any Person, any other Person (other than a natural person) of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other individuals performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries; provided, that for purposes of this Agreement neither the Company nor any of its Subsidiaries shall be deemed to be a Subsidiary of Parent.

“Superior Proposal” means a bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Proposal deemed to reference 75%) that the Company Board or any committee thereof (including the Special Committee) has determined in good faith (after consultation with its financial advisor and outside legal counsel), taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and this Agreement, (a) to be reasonably likely to be consummated in accordance with its terms (without regard to whether the Parent Group Shares will be voted in favor of such Acquisition Proposal) and (b) would result in a transaction more favorable to the stockholders of the Company (other than Parent and its Affiliates) from a financial point of view than the Transactions (after taking into account any revisions to the terms of this Agreement committed to be agreed to by Parent in writing pursuant to Section 7.2(d)(ii)).

“Tail Period” means the six years from and after the Effective Time.

“Takeover Statute” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar takeover or anti-takeover statute or any similar Law.

“Tax Returns” means all returns and reports (including elections, declarations, disclosures, schedules, estimates, information returns and other documents and attachments thereto) relating to Taxes or the administration of any Laws relating to Taxes, including any amendment thereof, filed or supplied or required to be filed or supplied to any Taxing Authority.

“Taxes” means (a) federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all income, profits, license, occupation, windfall profits, premium, alternative or add-on minimum, registration, inventory, franchise, transfer, net income, gross receipts, capital gains, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, social security, unemployment, disability, use, real property, personal property, withholding, excise, estimated taxes, production, value added, ad valorem, occupancy and other taxes, duties or assessments in the nature of a tax, and (b) all interest, penalties, additions to tax or additional amounts imposed by any Taxing Authority in connection with any item described in clause (a).

“Taxing Authority” means any Governmental Entity having competent jurisdiction over the assessment, determination, collection or imposition of any Tax.

“Transfer Taxes” means all transfer, documentary, sales, use, stamp, recording, value added, registration and other similar Taxes and all conveyance fees, recording fees and other similar charges.

“Wholly Owned Subsidiary” means, with respect to any Person, any other Person of which all of the equity or ownership interests of such other Person are directly or indirectly owned or controlled by such first Person.

1.2	Certain Defined Terms

The following terms are defined elsewhere in this Agreement, as indicated below:

Term	Section
Agreement	Preamble
Cap	7.8
Clearance Date	7.3
Closing	2.2
Closing Date	2.2
Company	Preamble
Company Board	Recitals
Company Board Recommendation	Recitals
Company Option Consideration	4.3
Company RSU Consideration	4.3
Company SAR Consideration	4.3
DGCL	Recitals
Disclosed Contract	5.10
Dissenting Shares	4.1
Filed Contract	5.10
Indemnification Expenses	7.8
Indemnified Person	7.8
Initial Notice	7.2
Merger	Recitals
Merger Sub	Preamble
Outside Date	9.2
Parent	Preamble
Party	Preamble
Paying Agent	4.2
Payment Fund	4.2
Per Share Merger Consideration	Recitals
Permitted Confidentiality Agreement	7.2
Principal Stockholders	Recitals
Proxy Statement	7.3
Record Date	7.3
Reference Date	5.2
Schedule 13E-3	7.3
Shares	Recitals
Special Committee	Recitals
Special Committee Recommendation	Recitals
Surviving Corporation	2.1
Transaction Litigation	7.11
Transactions	Recitals
Treasury Shares	4.1

1.3	Interpretation and Construction

(a)

The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions of this Agreement.

(b)

All Preamble, Recital, Article, Section, Subsection, Company Disclosure Letter and Exhibit references used in this Agreement are to the preamble, recitals, articles, sections, subsections, schedules and exhibits to this Agreement unless otherwise specified herein and are hereby incorporated in and part of this Agreement as if set forth in full herein.

(c)

Unless the context expressly otherwise requires, for purposes of this Agreement: (i) if a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb); (ii) the terms defined in the singular have a comparable meaning when used in the plural and vice versa; (iii) words importing the masculine gender shall include the feminine and neutral genders and vice versa; (iv) whenever the words “includes” or “including” are used, they shall be deemed to be followed by the words “without limitation” whether or not they are in fact followed by those words or words of similar import; (v) the words “hereto,” “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular provision of this Agreement; (vi) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”; (vii) all accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP; (viii) the words “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (ix) all references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires; (x) references to any Person or Governmental Entity include any successor to such Person or Governmental Entity, as applicable; (xi) references in this Agreement to the “United States” or abbreviations thereof mean the United States of America and its territories and possessions and (xii) the term “dollars” and the symbol “$” mean United States Dollars and all amounts in this Agreement shall be paid in United States Dollars.

(d)

Except as otherwise specifically provided herein, to the extent this Agreement refers to information or documents having been “made available” (or words of similar import) by or on behalf of one or more Parties to another Party or Parties, such obligation shall be deemed satisfied if (i) such one or more Parties or Representatives thereof made such information or document available in any virtual datarooms established by or on behalf of the Company in connection with the Transactions or otherwise delivered or provided such information or document to such other Party or Parties or its or their Representatives prior to the execution of this Agreement or (ii) such information or document is publicly available prior to the date of this Agreement on EDGAR to the extent not subject to any redactions or omissions.

(e)

Except as otherwise specifically provided herein, when calculating the period of time within which, or following which, any action is to be taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. References to a number of days shall refer to calendar days unless Business Days are specified.

(f)

Except as otherwise specifically provided herein, (i) all references to any statute or regulation in this Agreement include the rules and regulations promulgated thereunder, and unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith and (ii) all references to any Law in this Agreement shall be a reference to such Law as amended, modified, supplemented, re-enacted, consolidated or replaced as of the date of this Agreement.

(g)

Except as otherwise specifically provided herein, (i) all references in this Agreement to any Contract, Organizational Document, other agreement, document or instrument (excluding this Agreement) mean such Contract, other agreement, document or instrument as amended, supplemented or otherwise modified from time to time in accordance with the terms thereof and, unless otherwise specified therein, include all schedules, annexes, addendums, exhibits and any other documents attached or incorporated thereto and (ii) all references to this Agreement mean this Agreement as amended, supplemented or otherwise modified from time to time in accordance with Section 10.4.

(h)

Inclusion of any matter or information in a Company Disclosure Letter shall not be deemed to be an acknowledgement, agreement or admission that any such item or information (or any non-disclosed item or information of comparable or greater significance) is required to be disclosed under this Agreement, constitutes a violation of Law or a breach of Contract, is “material” or that, individually or in the aggregate, has had or would reasonably be expected to result in a Material Adverse Effect. Any capitalized term used in the Company Disclosure Letter, but not otherwise defined therein, shall have the meaning as defined in this Agreement.

(i)

The Parties agree and acknowledge that they have been represented by counsel during, and have participated jointly in, the negotiation, drafting and execution of this Agreement. If an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and the Parties irrevocably waive the application of any Law, holding or rule of construction favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

Article 2
THE MERGER; CLOSING; EFFECTIVE TIME

2.1	The Merger

Upon the terms and subject to conditions set forth in this Agreement, and in accordance with the applicable provisions of the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, whereupon the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and a Wholly Owned Subsidiary of Parent.

2.2	Closing

The closing of the Merger (the “Closing”) shall be effected by the electronic exchange of signatures by electronic transmission or, if such exchange is not practicable, at a Closing to be held at the offices of Davies Ward Phillips & Vineberg LLP, 900 Third Avenue, 24th Floor, New York, New York 10022 at 12:00 PM (Eastern Time) on the day no later than the third Business Day following the satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article 8 (other than those conditions that by their nature can only be satisfied by action taken at or immediately prior to the Closing, but subject to the satisfaction or (to the extent permitted by applicable Law) waiver of those conditions) or at such other date, time and place (or by means of remote communication) as the Company and Parent may agree in writing. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

2.3	Effective Time

Upon the terms and subject to the conditions set forth in this Agreement, as soon as practicable on the Closing Date, (a) the Company shall cause the Certificate of Merger to be duly executed and properly filed with the Secretary of State of the State of Delaware as provided under the DGCL and (b) the Parties shall make all other filings, recordings or publications required to be made by the Parties under the DGCL in connection with the Merger. The Merger shall become effective at the Effective Time.

2.4	Effects of the Merger

The effects of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all of the property, rights, privileges, powers and franchises of each of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Article 3
CERTIFICATE OF INCORPORATION AND BYLAWS; DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION

3.1	The Certificate of Incorporation of the Surviving Corporation

At the Effective Time, by virtue of the Merger, the Company Charter shall be amended and restated in its entirety to read as set forth in Exhibit A attached hereto and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until, subject to Section 7.8(b), thereafter duly amended, restated or amended and restated as provided therein or by applicable Law.

3.2	The Bylaws of the Surviving Corporation

At the Effective Time, the Company Bylaws shall be amended and restated in their entirety to read as set forth in Exhibit B attached hereto and, as so amended, shall be the bylaws of the Surviving Corporation until, subject to Section 7.8(b), thereafter duly amended, restated or amended and restated as provided therein or by applicable Law.

3.3	Directors of the Surviving Corporation

Subject to applicable Law, the Parties shall take all actions necessary so that the board of directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the initial directors of the Surviving Corporation, each to hold office until his or her successor has been duly elected or appointed and qualified or until his or her earlier death, resignation, incapacity or removal, as the case may be.

3.4	Officers of the Surviving Corporation

Except as otherwise determined by Parent prior to the Effective Time, the officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the initial officers of the Surviving Corporation, each to hold office until his or her successor has been duly elected or appointed and qualified or until his or her earlier death, resignation, incapacity or removal, as the case may be.

Article 4
EFFECT OF THE MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES

4.1	Effect of the Merger on Capital Stock

At the Effective Time, by virtue of the Merger and without any action on the part of any of the Parties or holders of any capital stock of the Company:

(a)

Merger Consideration. Subject to Section 4.2(g), each Eligible Share shall be automatically converted into the right to receive the Per Share Merger Consideration and shall be automatically cancelled and shall cease to exist, and each holder of Eligible Shares represented by a Certificate or Book-Entry Share shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration in accordance with the terms of this Agreement.

(b)

Treatment of Treasury Shares. Each Share that is owned or held in treasury immediately prior to the Effective Time by the Company or any Wholly Owned Subsidiary of the Company shall be automatically cancelled without payment of any consideration therefor and shall cease to exist (collectively, the “Treasury Shares”).

(c)

Treatment of Parent Group Shares. Each Parent Group Share shall be automatically cancelled without payment of any consideration therefor and shall cease to exist.

(d)

Merger Sub. Each share of common stock, par value $0.01 per share, of Merger Sub, issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation, and thereupon each certificate representing ownership of such share of common stock of Merger Sub shall thereafter represent ownership of a share of common stock of the Surviving Corporation.

(e)

Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Shares issued and outstanding immediately prior to the Effective Time (other than Treasury Shares) and held by a holder of record who did not vote in favor of the adoption of this Agreement and is entitled to demand and validly demands appraisal of such Shares pursuant to, and complies in all respects with, Section 262 of the DGCL (any such shares meeting the requirements of this sentence, the “Dissenting Shares”) shall not be converted into the right to receive the Per Share Merger Consideration, but instead, at the Effective Time, shall be converted into the right to receive payment of such amounts that are payable in accordance with Section 262 of the DGCL (it being understood and acknowledged that at the Effective Time, such Dissenting Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares to the extent afforded by Section 262 of the DGCL); provided, that if any such holder fails to perfect or otherwise waives, withdraws or loses the right to payment of the fair value of such Dissenting Shares under Section 262 of the DGCL, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, without interest or duplication, the Per Share Merger Consideration in accordance with the terms of this Agreement. The Company shall give prompt written notice to Parent of any demands received by the Company for the appraisal of any Shares (or written threats thereof), of any withdrawals (purported or otherwise) of such demands and of any other documents or instruments served pursuant to the DGCL and received by the Company relating to Section 262 of the DGCL and any alleged dissenters’ rights. Parent shall have the right to participate in and direct all negotiations and Proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment or demand with respect to, or settle or compromise or offer to settle or compromise, any such payment or demand, or agree to do any of the foregoing.

4.2	Exchange of Certificates and Delivery of Merger Consideration

(a)	Deposit of Merger Consideration and Paying Agent.

(i)	Prior to the Effective Time, Parent shall designate and enter into an agreement with a bank or trust company reasonably acceptable to the Company (acting via the Special Committee) to act as payment agent (the “Paying Agent”) for the payment to the holders of Eligible Shares of the aggregate Per Share Merger Consideration in accordance with the terms of this Agreement.

(ii)	Promptly after the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, an amount in cash in immediately available funds sufficient in the aggregate to provide all funds necessary for the Paying Agent to make payments of the aggregate Per Share Merger Consideration payable in respect of the Eligible Shares pursuant to this Section 4.2(a) (such cash, the “Payment Fund”). The Payment Fund shall not be used for any purpose other than to fund payments pursuant to this Section 4.2(a) except as expressly provided for in this Agreement.

(b)

Investment of Payment Fund. Until disbursed in accordance with the terms and conditions of this Agreement, the Paying Agent shall invest the Payment Fund as directed by Parent (after the Effective Time, on behalf of the Surviving Corporation); provided, that (i) no such investment shall relieve Parent or the Paying Agent from making (or causing to be made) the payments required by this Article 4, and following any losses below the level required to make prompt cash payments of the aggregate Per Share Merger Consideration as contemplated hereby, Parent shall promptly provide (or cause to be provided) additional funds to the Paying Agent for the benefit of the holders of Eligible Shares in the amount required so as to ensure that the Payment Fund is, at all times, maintained at a level sufficient to make such payments, (ii) such investments shall be in short-term obligations of the United States of America with maturities of no more than 90 days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-l or P-l or better by Moody’s Investors Service, Inc. or Standard & Poor’s, respectively, or in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks with capital exceeding $1 billion (based on the most recent financial statements of such bank that are then publicly available). Any net profit resulting from, or interest or income produced by, such investments shall be the sole exclusive property of Parent (or such other Person caused by Parent to deposit the Payment Fund, as the case may be) and paid to Parent (or such other Person caused by Parent to deposit the Payment Fund, as the case may be) on its request (after the Effective Time, on behalf of the Surviving Corporation).

(c)	Procedures for Surrender.

(i)	As soon as reasonably practicable, but in no event more than three Business Days, after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, cause the Paying Agent to mail or otherwise provide each holder of record of Eligible Shares that are (A) represented by Certificates or (B) Book-Entry Shares notice advising such holders of the effectiveness of the Merger, which notice shall include (1) appropriate transmittal materials (including a customary letter of transmittal, which shall be in customary form and agreed to by Parent and the Company prior to the Closing) specifying that delivery shall be effected, and risk of loss and title to the Certificates or such Book-Entry Shares shall pass only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 4.2(f)) or the surrender of such Book-Entry Shares to the Paying Agent (which shall be deemed to have been effected upon the delivery of a customary “agent’s message” with respect to such Book-Entry Shares or such other reasonable evidence, if any, of such surrender as the Paying Agent may reasonably request), as applicable, such materials to be in such form and have such other provisions as Parent and the Company may reasonably agree and (2) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 4.2(f)) or such Book-Entry Shares to the Paying Agent in exchange for the portion of the aggregate Per Share Merger Consideration that such holder is entitled to receive as a result of the Merger pursuant to Section 4.1(a).

(ii)	Upon surrender to the Paying Agent of Eligible Shares that (A) are represented by Certificates, by physical surrender of such Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 4.2(f)), together with the letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required by the Paying Agent in accordance with the terms of the materials and instructions provided by the Paying Agent or (B) are Book-Entry Shares, by book-receipt of an “agent’s message” by the Paying Agent in connection with the surrender of Book-Entry Shares (or such other reasonable evidence, if any, of surrender with respect to such Book-Entry Shares, as the Paying Agent may reasonably request), in each case of the foregoing clauses (A) and (B) of this Section 4.2(c)(ii), pursuant to such materials and instructions as contemplated by Section 4.2(c)(i), the holder of the Eligible Shares represented by such Certificate or such Book-Entry Share shall be entitled to receive in exchange therefor, and Parent shall cause the Paying Agent to pay and deliver, out of the Payment Fund, as promptly as practicable to such holders, an amount in cash in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 4.2(g), as applicable) equal to the product obtained by multiplying (1) the number of Eligible Shares represented by such Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 4.2(f)) or such Book-Entry Shares by (2) the Per Share Merger Consideration.

(iii)	For the avoidance of doubt, no profit, interest or income will be paid or accrued for the benefit of any holder of Eligible Shares on any amount payable upon the surrender of any Eligible Shares.

(iv)	In the event of a transfer of ownership of any Eligible Shares represented by a Certificate that is not registered in the stock transfer books or ledger of the Company or if the consideration payable is to be paid in a name other than that in which the Certificate or Certificates surrendered or transferred in exchange therefor are registered in the stock transfer books or ledger of the Company, a check for any cash to be exchanged upon due surrender of any such Certificate or Certificates may be issued to such a transferee if the Certificate or Certificates is or are properly endorsed and otherwise in proper form for surrender and presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable Transfer Taxes have been paid or are not applicable, in each case, in form and substance, reasonably satisfactory to Parent and the Paying Agent. Payment of the applicable portion of the aggregate Per Share Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books or ledger of the Company.

(d)          Transfers. All Per Share Merger Consideration paid upon the surrender of a Certificate or Book-Entry Share in accordance with the terms of this Article 4 shall be deemed to have been paid in full satisfaction of all rights pertaining to such Eligible Shares formerly represented by such Certificates or Book-Entry Shares. From and after the Effective Time, the stock transfer books or ledger of the Company shall be closed and there shall be no further transfers on the stock transfer books or ledger of the Surviving Corporation of the Shares outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate or acceptable evidence of a Book-Entry Share formerly representing any Eligible Share is presented to the Surviving Corporation, Parent or the Paying Agent for transfer or any other reason, it shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder thereof is entitled pursuant to this Article 4.

(e)	Termination of Payment Fund.

(i)	Any portion of the Payment Fund (including the proceeds of any investments thereof (if any)) that remains unclaimed by the holders of Eligible Shares for 12 months from and after the Closing Date shall be delivered to Parent (or such other Person caused by Parent to deposit the Payment Fund, as the case may be) or the Surviving Corporation, as determined by Parent. Any holder of Eligible Shares who has not theretofore received the Per Share Merger Consideration with respect to each such share shall thereafter look only to the Surviving Corporation and Parent for such payments (after giving effect to any required Tax withholdings as provided in Section 4.2(g)) in respect thereof (without any interest thereon).

(ii)	Notwithstanding anything to the contrary set forth in this Article 4, none of the Surviving Corporation, Parent or any other Person shall be liable to any Person for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. If any Certificates or Book-Entry Shares shall not have been surrendered prior to the time that is immediately prior to the date on which any Per Share Merger Consideration would otherwise escheat to or become the property of any Governmental Entity, any Per Share Merger Consideration payable in accordance with this Article 4 shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(f)

Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in a form and substance reasonably acceptable to Parent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Paying Agent, the posting by such Person of a bond in customary amount and upon such terms as may be reasonably required by Parent or the Paying Agent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such lost, stolen or destroyed Certificate, the Paying Agent shall, in exchange for such Certificate, issue a check in the amount (after giving effect to any required Tax withholdings as provided in Section 4.2(g)) equal to the product obtained by multiplying (i) the number of Eligible Shares represented by such lost, stolen or destroyed Certificate by (ii) the Per Share Merger Consideration.

(g)

Withholding Rights. Each of Parent, the Company, the Surviving Corporation and the Paying Agent (and any of their Affiliates) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable Law. To the extent that amounts are so withheld, such withheld amounts (i) shall be timely remitted to the applicable Governmental Entity and (ii) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

4.3	Treatment of Equity Awards

(a)

Company Options. At the Effective Time, each Company Option that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall be canceled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the excess, if any, of (A) the Per Share Merger Consideration over (B) the per-share exercise price for such Company Option multiplied by (ii) the total number of Shares underlying such Company Option (such product, the “Company Option Consideration”). The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, pay the applicable Company Option Consideration (if any), less any required withholding Taxes, to each holder of a Company Option through the payroll of the Surviving Corporation within two (2) Business Days following the Effective Time.

(b)

Company SARs. At the Effective Time, each Company SAR that is outstanding immediately prior to the Effective Time shall be canceled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the excess, if any, of (A) the Per Share Merger Consideration over (B) the per-share exercise price linked to such Company SAR multiplied by (ii) the total number of Shares linked to such Company SAR immediately prior to the Effective Time (such product, the “Company SAR Consideration”). The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, pay the applicable Company SAR Consideration (if any), less any required withholding Taxes, to each holder of a Company SAR through the payroll of the Surviving Corporation within two (2) Business Days following the Effective Time; provided, that to the extent payment within such time or on such date would trigger a Tax or penalty under Section 409A of the Code, such payments shall be made on the earliest date that payment would not trigger such Tax or penalty.

(c)

Company RSUs. At the Effective Time, each Company RSU, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall be canceled and converted into the right to receive an amount in cash, without interest, equal to the sum of (i) any accrued but unpaid cash in respect of dividend equivalent rights representing fractional Shares with respect to such Company RSU plus (ii) the product of (A) the total number of Shares underlying such Company RSU (including for the avoidance of doubt any dividend equivalent units credited in respect of Company RSUs) multiplied by (B) the Per Share Merger Consideration (such sum, the “Company RSU Consideration”). The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, pay the applicable Company RSU Consideration (if any), less any required withholding Taxes, to each holder of a Company RSU within two (2) Business Days following the Effective Time; provided, that to the extent payment within such time or on such date would trigger a Tax or penalty under Section 409A of the Code, such payments shall be made on the earliest date that payment would not trigger such Tax or penalty.

(d)

Company Actions. Prior to the Closing Date, the Company Board or a committee thereof shall have adopted resolutions to approve the treatment of the Company Equity Awards in accordance with this Section 4.3.

4.4	Adjustments to Prevent Dilution

Notwithstanding anything to the contrary set forth in this Agreement, if, from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Article 9, the issued and outstanding Shares or securities convertible or exchangeable into or exercisable for Shares shall have been changed into a different number of Shares or securities or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer or other similar transaction, or a stock dividend with a record date within such period shall have been declared, then the Per Share Merger Consideration shall be equitably adjusted to provide the holders of Shares as well as Parent and Merger Sub the same economic effect as contemplated by this Agreement prior to such event, and such items, so adjusted shall, from and after the date of such event, be the Per Share Merger Consideration; provided, that nothing in this Section 4.4 shall be construed to permit the Company or any other Person to take any action except to the extent consistent with, and not otherwise prohibited by, the terms of this Agreement.

4.5	Necessary Further Actions

If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest, perfect or confirm of record or otherwise in the Surviving Corporation its full right, title or interest in, and possession to all assets, property, rights, privileges, powers and franchises of each of the Company and Merger Sub, then the directors and officers of the Surviving Corporation shall be fully authorized in the name and behalf of the Company or otherwise to take all such lawful actions as may be necessary or desirable to accomplish such purpose or acts or to carry out this Agreement.

Article 5
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth (i) in the Company Reports publicly filed at least two (2) Business Days prior to the date of this Agreement (including any exhibits or schedules to the Company Reports and any documents incorporated by reference therein but excluding any disclosures set forth under the captions “Risk Factors” and “Forward-Looking Statements” to the extent they are cautionary, predictive or forward-looking in nature) or (ii) in the Company Disclosure Letter (it being agreed that disclosure of any item in any section of the Company Disclosure Letter shall be deemed disclosed with respect to any other section or subsection of this Agreement and the Company Disclosure Letter to the extent that the relevance thereof is reasonably apparent on its face), the Company hereby represents and warrants to Parent and Merger Sub as follows:

5.1	Organization, Good Standing and Qualification

The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power to carry on its business as currently conducted. Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization and has all requisite entity power to carry on its business as currently conducted. Each of the Company and its Subsidiaries is duly licensed or qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. Each of the Company and its Subsidiaries has the full power and authority required to own, lease and operate the properties and assets it purports to own, lease and operate, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. The Company has made available to Parent copies of the Company’s Organizational Documents, each as amended, restated or amended and restated prior to the date of this Agreement, and each as made available to Parent is in full force and effect, and neither the Company nor any of its Subsidiaries is in violation of any provision of its respective Organizational Documents, except, in the case of the Subsidiaries of the Company, as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

5.2	Capital Structure

(a)          The authorized capital stock of the Company consists of (i) 23,000,000 Shares, 14,674,936 of which were issued and outstanding as of the close of business on November 9, 2021 (the “Reference Date”), and (ii) 100,000 shares of preferred stock of the Company, par value $1.00 per share, none of which were outstanding as of the date of this Agreement. All of the outstanding Shares have been, and all of the Shares reserved for issuance with respect to the 2016 Plan, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and non-assessable. The Company has a number of Shares reserved for issuance equal to at least the number of Shares issuable with respect to outstanding Company Equity Awards. Each of the outstanding shares of capital stock or other equity securities of each of the Company’s Subsidiaries is duly authorized, validly issued and, where such concepts are applicable, fully paid and non-assessable and owned by the Company or by a Wholly Owned Subsidiary of the Company, free and clear of any Encumbrance. At the close of business on the Reference Date, there were outstanding (A) Company Options to purchase an aggregate of 659,080 Shares, (B) Company SARs linked to an aggregate of 53,900 Shares and (C) Company RSUs (including for the avoidance of doubt any dividend equivalent units credited in respect of Company RSUs) with respect to an aggregate of 19,800 Shares. Except for the capital stock of, or other equity or voting interests in, the Company’s Subsidiaries, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any capital stock of, or other equity or voting interests in any Person (or any security or other right, Contract or commitment convertible into or exercisable or exchangeable for, any capital stock of, or other equity or voting interest in any Person).

(b)         Except as set forth in Section 5.2(a) or as required by the terms of any Company Benefit Plan, as of the date of this Agreement, there are no outstanding subscriptions, options, warrants, conversion rights, exchangeable rights, stock appreciation rights, redemption rights, repurchase rights or other similar rights that obligate the Company or any of its Subsidiaries to issue, transfer, exchange, register, redeem, acquire or sell any shares of capital stock, equity or voting interest or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for any securities of the Company or any of its Subsidiaries.

5.3	Corporate Authority and Approval

(a)

The Company has the requisite corporate power and authority to execute and deliver this Agreement, to consummate the Merger and the other Transactions and to comply with the provisions of this Agreement, subject, in the case of the consummation of the Merger, to obtaining the Company Stockholder Approvals. The execution and delivery of this Agreement by the Company, the consummation by the Company of the Merger and the other Transactions and the performance by the Company of its obligations hereunder have been duly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement, the consummation by the Company of the Merger and the other Transactions or the performance by the Company of its obligations hereunder, subject, in the case of the consummation of the Merger, to obtaining the Company Stockholder Approvals. This Agreement has been duly executed and delivered by the Company and, assuming the due execution and delivery of this Agreement by Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception. The Company Stockholder Approvals are the only approvals of the Shares or any class or series of securities of the Company necessary to approve or adopt this Agreement and the Transactions.

(b)

The Special Committee, at a meeting duly called and held at which a quorum was present, has unanimously (i) determined that the terms of this Agreement and the Transactions are fair to and in the best interests of the Company and the holders of the Shares (other than the Parent Group Shares), (ii) recommended to the Company Board that the Company Board adopt resolutions approving and declaring advisable this Agreement and the Transactions and (iii) authorized the Special Committee Recommendation.

(c)

The Company Board, at a meeting duly called and held at which a quorum was present and based on the Special Committee Recommendation, has (i) determined that the terms of this Agreement and the Transactions are fair to and in the best interests of the Company and the holders of Shares (other than the Parent Group Shares), (ii) approved and declared advisable this Agreement and the Transactions and (iii) authorized the Company Board Recommendation.

5.4	Governmental Filings; No Violations

(a)

Other than (i) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other jurisdictions in which the Company or any of its Subsidiaries is qualified to do business and (ii) the filings, notices, reports, consents, registrations, approvals, permits and authorizations required to be made (A) under the Exchange Act, (including the Proxy Statement and the Schedule 13E-3), the Securities Act and any state securities, takeover and “blue sky” Laws and (B) as may be required under the rules and regulations of the NYSE, no filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made by the Company with, nor are any required to be made or obtained by the Company with or from, any Governmental Entity, in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other Transactions, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(b)

The execution, delivery and performance of this Agreement by the Company do not, and the consummation of the Transactions do not and will not: (i) assuming the Company Stockholder Approvals are obtained, constitute or result in a conflict, breach or violation of, or a default under, the Organizational Documents of the Company or any of its Subsidiaries, (ii) require any consent of or other action by any Person under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation under, any provision of any Contract binding upon the Company or any of its Subsidiaries or (iii) assuming (solely with respect to performance of this Agreement and the consummation of the Transactions) the Company Stockholder Approvals are obtained, conflict with or violate any Law to which the Company, any of its Subsidiaries is subject, except, in the case of clauses (ii) or (iii) of this Section 5.4(b), as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to the Pending Sale Transactions or the Pending Sale Transaction SPAs.

5.5	Compliance with Laws

The Company and its Subsidiaries are and, since the Applicable Date, have been, in compliance with all Governmental Authorizations and Laws applicable to the Company or any of its Subsidiaries or any of their respective properties or assets or any of their business or operations, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. The Company and each of its Subsidiaries have all Governmental Authorizations necessary to conduct their respective businesses as presently conducted and to own, operate and lease their properties and assets, except where the failure to have any such Governmental Authorization would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Since the Applicable Date, the Company has not received any written notice from any Governmental Entity regarding (a) any actual or possible violation of any Law or Governmental Authorization, or any failure to comply in any respect with any term or requirement of any Governmental Authorization that have not been cured as of the date of this Agreement or (b) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Authorization, in each case of clause (a) or clause (b), other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

5.6	Company Reports

Since the Applicable Date, the Company has filed with or furnished to the SEC, as applicable, on a timely basis, all reports, forms, statements, certifications and documents required to be publicly filed with or furnished by the Company to the SEC pursuant to the Exchange Act or the Securities Act. Each of the Company Reports filed or furnished since the Applicable Date, at the time of its filing with or being furnished to the SEC (or (a) in the case of any registration statement or proxy statement, on the applicable date of effectiveness or the date of the relevant meetings, respectively, and (b) if amended or supplemented, on the date of such amendment or supplement), complied, or if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as applicable, including the rules and regulations promulgated thereunder. As of their respective dates or, if amended or supplemented, as of the date of such amendment or supplement (and, in the case of any registration statement or proxy statement, on the applicable date of effectiveness or the date of the relevant meeting, respectively), the Company Reports filed or furnished since the Applicable Date have not, and will not (as applicable), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. No executive officer of the Company has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any of the Company Reports.

5.7	Disclosure Controls and Procedures and Internal Control over Financial Reporting.

(a)

The Company (with respect to itself and its consolidated Subsidiaries) has established and maintains disclosure controls and procedures and internal controls over financial reporting (as such terms are defined in Rule 13a-15 and 15d-15 under the Exchange Act) as required by Rule 13a-15 or 15d-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information relating to the Company, including its consolidated Subsidiaries, required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s principal executive officer, its principal financial officer or those individuals responsible for the preparation of the consolidated financial statements of the Company included in the Company Reports to allow timely decisions regarding required disclosure and to make the certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

(b)

The Company (with respect to itself and its consolidated Subsidiaries) has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

(c)

Since the Applicable Date, the Company has disclosed, based on the most recent evaluation of its disclosure controls and procedures and internal control over financial reporting by its executive officer and its chief financial officer, to the Company’s auditors and the Audit Committee, (i) any “significant deficiencies” in the design or operation of its internal controls over financial reporting that are reasonably expected to adversely affect the Company’s ability to record, process, summarize and report financial information and has identified for the Company’s auditors and Audit Committee any “material weaknesses” in internal control over financial reporting and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has no “significant deficiencies” or “material weaknesses” in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information.

(d)

Since the Applicable Date, no material complaints, allegations, assertions, claims or notifications from any source regarding the Company’s accounting, internal accounting controls or auditing practices, procedures or methods have been reported in writing to the Audit Committee by the Company’s head of internal audit.

(e)

To the Knowledge of the Company, as of the date of this Agreement, none of the Company Reports is the subject of ongoing SEC review or outstanding SEC comment.

(f)

To the Knowledge of the Company, there are no pending SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations pending or threatened, in each case, regarding any accounting practices of the Company. To the Knowledge of the Company, at no time since the Applicable Date has there been any internal investigation of the Company or any of its Subsidiaries regarding revenue recognition or other accounting or auditing issues discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel or similar legal officer, the Company Board or any committee thereof.

5.8	Financial Statements; No Undisclosed Liabilities

(a)

The consolidated financial statements (including the related notes) included in or incorporated by reference into the Company Reports filed since the Applicable Date (i) was or will be prepared in all material respects in accordance with GAAP consistently applied during the periods involved (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) and (ii) fairly presents or will fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of its date, and the consolidated results of operations, retained earnings (loss) and changes in financial position, as the case may be, of such companies for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments), except in each case as may be noted therein or in the notes thereto and in the case of Company Reports filed after the date of this Agreement, as has not had and would not, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect.

(b)

Except for obligations and liabilities (i) reflected or reserved against in the Company’s most recent audited financial statements included in or incorporated by reference into the Company Reports, (ii) incurred in the ordinary course of business since the date of such consolidated balance sheet, (iii) permitted or contemplated in connection with the preparation, negotiation and consummation of the Transactions or (iv) incurred pursuant to Contracts binding on the Company or any of its Subsidiaries or pursuant to which their respective properties and assets are bound (other than those resulting from a breach of such Contract), there are no obligations or liabilities of the Company or any of its Subsidiaries of the type required to be disclosed in the liabilities column of a balance sheet prepared in accordance with GAAP, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

5.9	Absence of Certain Changes

(a)

Since December 31, 2020, except in connection with (i) the execution and delivery of this Agreement and the consummation of the Transactions or (ii) any modifications, suspensions or alterations of operations resulting from, or determined by the Company to be advisable and reasonably necessary in response to, COVID-19 and COVID-19 Measures, the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business.

(b)

Since December 31, 2020, there has not been any event, change, development, circumstance, fact or effect materially adverse to the financial condition, assets, liabilities (contingent or otherwise), business operations or results of operations of the Company and its Subsidiaries (taken as a whole) that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect.

5.10	Company Material Contracts

(a)

Neither the Company nor any of its Subsidiaries is a party to any Contract required to have been filed with the SEC by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (a “Filed Contract”) that has not been so filed.

(b)

Section 5.10(b) of the Company Disclosure Letter sets forth a true and complete list of each of the following Contracts (other than any Filed Contracts) in effect as of the date of this Agreement and to which the Company or any of its Subsidiaries is a party or is otherwise bound (any Contract so disclosed or required to be so disclosed, a “Disclosed Contract”):

(i)	any Contract (other than between the Company and a Wholly Owned Subsidiary of the Company or solely among Wholly Owned Subsidiaries of the Company) relating to indebtedness for borrowed money (in either case, whether incurred, assumed, guaranteed or secured by any asset) in excess of $1,000,000;

(ii)	any partnership, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture entity material to the Company and its Subsidiaries taken as a whole, except for any such Contract solely between the Company and its Wholly Owned Subsidiaries or solely among the Company’s Wholly Owned Subsidiaries;

(iii)	any Contract relating to the acquisition or disposition of any business or any assets that constitute a business or business unit or division of any Person (whether by merger, sale of stock, sale of assets or otherwise) (A) that was entered into after the Applicable Date or that otherwise contains outstanding obligations on the part of the Company or any of its Subsidiaries with respect to indemnification (other than for customary fundamental matters, including in respect of representations and warranties and covenants that survive indefinitely or for periods equal to a statute of limitations and obligations to indemnify directors and officers or other individuals performing similar functions pursuant to acquisition agreements) or material restrictions on the Company’s or a Subsidiary’s business activities or (B) pursuant to which the Company or any of its Subsidiaries reasonably expects to be required to pay any earn-out, deferred or other contingent payments with a value in excess of $1,000,000;

(iv)	any Contract that contains a put, call, right of first refusal, right of first offer or similar right or obligation pursuant to which the Company or any of its Subsidiaries would be required to purchase or sell, as applicable, all or any substantial part of any material assets, rights or properties of the Company or any of its Subsidiaries;

(v)	any Contract that (A) materially restricts the ability of the Company or any of its Subsidiaries or, at or after the Effective Time, Parent of any of its controlled Affiliates from (1) engaging in any business or competing in any business with any Person, (2) operating its business in any manner or location, in each case, other than with respect to soliciting or hiring employees or (3) acquiring assets or securities of another (whether through a standstill or otherwise), or (B) would require the disposition of any material assets or line of business of the Company or its Subsidiaries or acquisition of any material assets or line of business of any Person or, at or after the Effective Time, Parent or any of its controlled Affiliates;

(vi)	any Contract that restricts the ability of the Company or any of its Subsidiaries to declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or any combination thereof) in respect of, any of its capital stock, other equity or voting interests;

(vii)	any voting agreement, voting trust, stockholder agreement or registration rights agreement to which the Company or any of its Wholly Owned Subsidiaries is a party;

(viii)	any Contract containing a mortgage, pledge, security agreement, deed of trust or similar Encumbrance on any property or assets material to the Company and its Subsidiaries (taken as a whole);

(ix)	any Contract providing for any settlement of any Proceeding that (A) imposes material future limitations on the operation of the Company and its Subsidiaries or (B) involves payments after December 31, 2020 in excess of $1,000,000; and

(x)	any Contract entered into with any director, officer or other Affiliate of the Company or any of its Subsidiaries, or any entity in which any such Person has a direct or indirect material interest, other than a Company Benefit Plan, that is required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

(c)

A true and complete copy of each Company Material Contract (including all material amendments or waivers thereto) has been made available to Parent or its Representatives. Except for expirations in the ordinary course of business and in accordance with the terms of such Company Material Contract, each Company Material Contract is valid and binding on the Company and/or one or more of its Subsidiaries, as the case may be, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. There is no breach or event of default under any such Company Material Contracts by the Company or any of its Subsidiaries or, as of the date of this Agreement, to the Knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, in each case, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. To the Knowledge of the Company, as of the date of this Agreement and since the Applicable Date, neither the Company nor any of its Subsidiaries has received any written indication or notice from the counterparty to any Company Material Contract regarding an intent to terminate or cancel any Company Material Contract (whether as a result of a change of control or otherwise).

5.11	Tax Matters

(a)

Except as would not, individually or in the aggregate, reasonably be likely to result in a Material Adverse Effect, the Company and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them with the appropriate Taxing Authority and all such filed Tax Returns are correct and complete, (ii) have paid all Taxes that are due (except for Taxes that are being contested in good faith in appropriate proceedings and for which adequate reserves have been established in accordance with GAAP), (iii) have withheld, collected and paid all Taxes required to have been withheld, collected and paid in connection with amounts paid or owing to or from any employee, stockholder, creditor, independent contractor or third party (each as determined for Tax purposes) (except for Taxes that are being contested in good faith in appropriate proceedings and for which adequate reserves have been established in accordance with GAAP), (iv) have complied in all respects with all information reporting (and related withholding) and record retention requirements and (v) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(b)

Except as would not, individually or in the aggregate, reasonably be likely to result in a Material Adverse Effect, the income Tax Returns of the Company and each of its Subsidiaries for all years up to and including June 20, 2017 have either (i) been examined by any Taxing Authorities of the relevant jurisdiction or (ii) are Tax Returns with respect to which the applicable period for assessment under applicable Law, after giving effect to extensions or waivers, has expired.

(c)

Except as would not, individually or in the aggregate, reasonably be likely to result in a Material Adverse Effect, no deficiency with respect to Taxes has been asserted in writing or assessed by any Taxing Authority against the Company or any of its Subsidiaries and there are no pending or, to the Knowledge of the Company, threatened in writing Proceedings regarding any Taxes of the Company and its Subsidiaries or, in respect of Taxes or Tax matters, the assets of the Company and its Subsidiaries.

(d)

To the Knowledge of the Company, no claim has been made by a Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns to the effect that the Company or such Subsidiary is or may be subject to Tax in that jurisdiction.

5.12	Takeover Statutes; No Rights Plan

(a)

The Company Board has taken all action necessary to render inapplicable to this Agreement and the Transactions all potentially applicable Takeover Statutes (including Section 203 of the DGCL) and any similar provisions in the Company Charter or the Company Bylaws.

(b)

There is no stockholder rights plan, “poison pill,” antitakeover plan or other similar agreement or plan in effect to which the Company is a party or is otherwise bound.

5.13	Brokers and Finders

Neither the Company nor any of its Subsidiaries, nor any of the Company’s directors or employees (including any officers) acting on behalf of the Company, has engaged any broker, finder or investment bank, or incurred any liability for any brokerage fees, reimbursement of expenses, commissions or finders’ fees, in each case in connection with the Transactions, except that the Special Committee has engaged Perella Weinberg Partners LP as its financial advisor.

5.14	Opinion of Financial Advisor

The Special Committee has received an opinion of Perella Weinberg Partners LP, its financial advisor, to the effect that, as of the date of such opinion and subject to the factors, assumptions and limitations set forth therein, the Per Share Merger Consideration to be received by the holders of Shares (other than Parent and its Affiliates) in the Merger pursuant to this Agreement is fair, from a financial point of view, to such holders.

5.15	No Other Representations or Warranties

Except for the express written representations and warranties made by the Company in this Article 5 and in any certificate to be delivered by the Company pursuant to this Agreement, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or any of its Affiliates or with respect to any other information provided to Parent or any of its Affiliates or its and their respective Representatives by or on behalf of the Company or any of its Subsidiaries in connection with the Transactions.

Article 6
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub each hereby represents and warrants to the Company that:

6.1	Organization, Good Standing and Qualification

Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except, as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Transactions.

6.2	Capitalization of Merger Sub

The authorized capital stock of Merger Sub consists of one-thousand (1,000) shares of common stock, par value $0.01 per share, of which one-hundred (100) shares were outstanding as of the date of this Agreement and Geneve Corporation, a direct Wholly Owned Subsidiary of Parent, holds sole record and beneficial ownership over all such shares. All of the outstanding shares of capital stock of Merger Sub have been duly authorized and are validly issued, fully paid and non-assessable and owned by Geneve Corporation. Merger Sub has not conducted any business and has no assets, liabilities or obligations of any nature, in each case other than those incident to its formation and pursuant to this Agreement and the Transactions.

6.3	Corporate Authority and Approval

Each of Parent and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement, to consummate the Merger and the other Transactions and to comply with the provisions of this Agreement, subject, in the case of the consummation of the Merger, to the adoption of this Agreement by Geneve Corporation, as the sole stockholder of Merger Sub (which such adoption shall occur immediately following the execution of this Agreement). The execution and delivery of this Agreement by each of Parent and Merger Sub, the consummation by Parent and Merger Sub of the Merger and the other Transactions and the performance by each of Parent and Merger Sub of its obligations hereunder have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement, the consummation by Parent and Merger Sub of the Merger and the other Transactions or the performance by Parent and Merger Sub of their respective obligations hereunder, subject, in the case of the consummation of the Merger, to the adoption of this Agreement by Geneve Corporation, as the sole stockholder of Merger Sub. This Agreement has been duly executed and delivered by each of Parent and Merger Sub, as applicable, and, assuming the due execution and delivery of this Agreement by the Company, constitutes a valid and binding obligation of Parent and Merger Sub, as applicable, enforceable against Parent and Merger Sub, as applicable, in accordance with its terms, subject to the Bankruptcy and Equity Exception.

6.4	Governmental Filings; No Violations

(a)          Other than (i) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other jurisdictions in which the Company or any of its Subsidiaries is qualified to do business and (ii) the filings, notices, reports, consents, registrations, approvals, permits and authorizations required to be made (A) under the Exchange Act, the Securities Act and any state securities, takeover and “blue sky” Laws and (B) as may be required under the rules and regulations of the NYSE, no filings, notices, reports, consents, registrations, approvals, permits, orders, declarations, licenses or authorizations are required to be made by Parent or Merger Sub with, nor are any required to be made or obtained by Parent or Merger Sub with or from, any Governmental Entity, in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation of the Transactions, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Transactions.

(b)          The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation of the Transactions will not: (i) constitute or result in a conflict, breach or violation of, or a default under, the Organizational Documents of Parent or any of its Subsidiaries, (ii) require any consent of or other action by any Person under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit under, any provision of any Contract binding upon Parent, Merger Sub or any of their Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting Parent, Merger Sub or any of their Subsidiaries or (iii) conflict with or violate any Law to which Parent, any of its Subsidiaries or any of their respective properties, assets, business or operations is subject, except, in the case of clauses (ii) or (iii) of this Section 6.4(b), as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Transactions.

6.5	Available Funds

At the Closing, subject to the satisfaction of the condition to Closing set forth in Section 8.1(c), Parent, the Company, the Surviving Corporation and their respective Wholly Owned Subsidiaries, together, will have, (a) sufficient cash on hand and/or undrawn amounts immediately available under existing lines of credit or other sources of funds to enable Parent and Merger Sub to consummate the Transactions and to pay any fees, expenses or other amounts payable by Parent or Merger Sub under or in connection with this Agreement or the Transactions and (b) the financial resources and capabilities to fully perform all of Parent’s and Merger Sub’s obligations under this Agreement. Subject to the satisfaction of the condition to Closing set forth in Section 8.1(c), in no event shall the receipt or availability of any funds or financing by or to Parent, Merger Sub or any of their respective Affiliates or any other financing transaction be a condition to any of the obligations of Parent or Merger Sub hereunder.

6.6	Solvency

After giving effect to the payment of all amounts required to be paid in connection with the consummation of the Transactions, payment of all related fees and expenses and consummation of the Transactions and satisfaction of the conditions set forth in Article 8, each of Parent and the Surviving Corporation will be Solvent as of and immediately following the Effective Time. Neither Parent nor Merger Sub is entering into this Agreement or the Transactions with the intent to hinder, delay or defraud either present or future creditors.

6.7	Brokers and Finders

Neither Parent nor any of its directors or employees (including any officers) has employed any broker, finder or investment bank or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Transactions, and there are no arrangements made by and on behalf of Parent or any of its Subsidiaries with any broker, finder or investment bank in connection with this Agreement and the Transactions for which the Company or any of its Subsidiaries could have any liability.

6.8	No Other Representations or Warranties; No Reliance

(a)

Except for the express written representations and warranties made by Parent and Merger Sub in this Article 6 and in any certificate delivered by Parent or Merger Sub pursuant to this Agreement, none of Parent, Merger Sub or any other Person makes any express or implied representation or warranty with respect to Parent, Merger Sub or any of their respective Affiliates or with respect to any other information provided to the Company or any of its Affiliates or its and their respective Representatives by or on behalf of Parent or any of its Subsidiaries in connection with the Transactions.

(b)

Parent and Merger Sub each acknowledges and agrees that, except for the representations and warranties set forth in Article 5 and in any certificate delivered by the Company pursuant to this Agreement, neither the Company nor any other Person makes or has made any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided to Parent or any of its Affiliates or its and their respective Representatives by or on behalf of the Company or any of this Subsidiaries in connection with the Transactions. Each of Parent and Merger Sub, on its own behalf and on behalf of its Affiliates (other than the Company and its Subsidiaries) and its and their respective Representatives, disclaims reliance on any representations or warranties or other information provided to them by the Company or any of its Subsidiaries or its or their respective Representatives or any other Person except for the representations and warranties expressly set forth in Article 5 and in any certificate delivered by the Company pursuant to this Agreement. Without limiting the generality of the foregoing, each of Parent and Merger Sub, on its own behalf and on behalf of its Affiliates (other than the Company and its Subsidiaries) and its and their respective Representatives, acknowledges and agrees that none of the Company, any of its Subsidiaries or any other Person shall have or be subject to any liability or other obligation to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub or any of their respective Representatives, or Parent’s or Merger Sub’s (or such Representatives’) use of, or the accuracy or completeness of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub in certain “data rooms” or management presentations in expectation of the Merger.

Article 7
COVENANTS

7.1	Conduct of the Company

(a)

From and after the execution and delivery of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Article 9, except as (i) consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (ii) required or expressly contemplated by this Agreement, (iii) is required by a Governmental Entity or under applicable Law or to comply with a Company Material Contract, (iv) taken reasonably and in good faith in response to COVID-19 or COVID-19 Measures, (v) required or expressly contemplated by any of the Pending Sale Transaction SPAs and any agreements entered into in connection therewith or (vi) set forth in Section 7.1 of the Company Disclosure Letter, the Company shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to (A) conduct its business in all material respects in the ordinary course of business, (B) preserve its and its Subsidiaries’ business organizations substantially intact, (C) maintain its and its Subsidiaries’ existing relations and goodwill with Governmental Entities, suppliers, distributors, consultants, licensors, licensees, creditors, lessors, employees and others having significant business dealings with them and (D) keep available the services of its and its Subsidiaries’ officers and key employees; provided, that no action or omission by the Company or any of its Subsidiaries with respect to matters specifically addressed by any provision of Section 7.1(b) shall be a breach of this Section 7.1(a).

(b)          From and after the execution and delivery of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Article 9, except as (u) consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (v) required or expressly contemplated by this Agreement, (w) required by a Governmental Entity or under applicable Law or to comply with a Company Material Contract, (x) taken reasonably and in good faith in response to COVID-19 or COVID-19 Measures, (y) required or expressly contemplated by any of the Pending Sale Transaction SPAs and any agreements entered into in connection therewith or (z) set forth in Section 7.1 of the Company Disclosure Letter, the Company shall not, and shall not permit any of its Subsidiaries, to:

(i)	adopt or propose any change in its Organizational Documents;

(ii)	merge or consolidate with any other Person or acquire any assets or capital stock of any other Person, other than acquisitions of assets in the ordinary course of business;

(iii)	except as expressly required pursuant to any of the Pending Sale Transaction SPAs, sell, lease, license, encumber, or otherwise surrender, relinquish or dispose of any materials assets, other than in the ordinary course of business;

(iv)	adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(v)	terminate, amend, modify or supplement, waive any right under, or transfer or assign any right or obligation under, any of the Pending Sale Transaction SPAs;

(vi)	except as set forth in Section 7.1(b)(xv), issue, deliver, sell, grant, encumber, or otherwise enter into any Contract or understanding with respect to the voting of, (A) any shares of capital stock, Company Equity Awards or other equity interests of the Company or of any of its Subsidiaries (other than (1) such issuance of shares of capital stock by a Wholly Owned Subsidiary of the Company to the Company or another Wholly Owned Subsidiary of the Company, (2) such issuance of shares of capital stock in respect of the exercise, vesting and settlement, as applicable, of Company Equity Awards outstanding as of the date of this Agreement in accordance with their terms and, as applicable, the terms of the 2016 Plan in effect on the date of this Agreement) or (3) such issuance of dividend equivalent units in connection with the Company’s declaration and payment of semi-annual dividends (or the issuance of shares of capital stock into which such units convert) or (B) securities convertible into or exchangeable into or exercisable for any such shares of capital stock, or any options, warrants or other rights of any kind to acquire any such shares of capital stock or such convertible or exchangeable securities, in each case other than in respect of outstanding Company Equity Awards;

(vii)	make any loans, advances, guarantees or capital contributions to, or investments in, any Person in excess of $5,000,000 in the aggregate, except (A) to or from the Company and any of its Wholly Owned Subsidiaries and (B) for loans or advances made to directors, officers and other employees of the Company and its Subsidiaries (1) for business-related travel, other business-related expenses, in each case, in the ordinary course of business or (2) pursuant to the indemnification and advancement rights of such Persons in effect as of the date of this Agreement under any agreement between or among such Person and the Company or any Subsidiary thereof or the Organizational Documents of the Company or any Subsidiary thereof;

(viii)	declare, set aside, establish a record date for, accrue, make or pay any dividend or other distribution (whether payable in cash, stock, property or otherwise) in respect of, any capital stock of the Company or any of its Subsidiaries or other equity or voting interests (including with respect to the Company, for the avoidance of doubt, Shares), except for (A) dividends paid by any Wholly Owned Subsidiary to the Company or to any other Wholly Owned Subsidiary of the Company, (B) a regular dividend of $0.22 per share, which the Company shall declare in December 2021 and pay in the ordinary course consistent with past practice, and (C) a dividend in an amount equal to the Final Dividend Amount, which the Company shall declare not more than five Business Days prior to the Closing Date and pay on or prior to the Closing Date;

(ix)	reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire (or offer to do any of the foregoing), directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock (including, with respect to the Company, any Shares) or other equity or voting interests or any options, restricted shares, warrants, calls or rights to acquire any such shares or other securities, including Company Equity Awards, except pursuant to the forfeiture provisions of such Company Equity Awards or the cashless exercise or tax withholding provisions of such Company Equity Awards, in each case, if and only to the extent permitted by the terms of such Company Equity Awards;

(x)	incur or assume any indebtedness for borrowed money with an aggregate principal amount in excess of $1,000,000, guarantee any such indebtedness for borrowed money of another Person or enter into a “keep well” or similar agreement in respect of indebtedness for borrowed money (including the issuance of any debt securities, warrants or other rights to acquire any debt security);

(xi)	enter into, terminate (other than expirations of any such Company Material Contract in accordance with its terms), materially amend, waive or assign any material right or claim under any Company Material Contract or any Contract that would have been required to be disclosed pursuant to Section 5.10(a) or 5.10(b) (or any Contract that would be a Company Material Contract if it were in effect as of the date of this Agreement), other than in the ordinary course of business;

(xii)	adopt or implement any stockholder rights plan, “poison pill,” anti-takeover plan or other similar agreement or plan;

(xiii)	write down any of its material assets except as required by GAAP or the Company’s accounting policies or with respect to normal obsolescence or make any changes with respect to accounting policies or procedures, except as required by changes in Law or GAAP;

(xiv)	make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any material amended Tax Return, file any income or other material Tax Returns that have been prepared in a manner that is inconsistent with past practice, enter into any closing agreement with respect to any material amount of Taxes, settle any claim or assessment in respect of a material amount of Taxes, surrender any right to claim a refund of a material amount of Taxes, agree to an extension or waiver of the statute of limitations (other than in the ordinary course of business) with respect to the assessment or determination of any material Taxes or settle any material Tax claim;

(xv)	except as required by the terms of any Company Benefit Plan in effect as of the date of this Agreement, (A) grant any equity or equity-based awards or increase the compensation or benefits provided to any current or former director, officer, employee or service provider of the Company and its Subsidiaries other than base salary or wage (and corresponding bonus) increases for non-executive officer employees in the ordinary course of business, (B) grant or provide any change in control, severance, termination retention or similar payments or benefits to any current or former director, officer, employee or service provider of the Company and its Subsidiaries (including any obligation to gross-up, indemnify or otherwise reimburse any such individual for any Tax incurred by any such individual, including under Section 409A or 4999 of the Code), (C) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits (including any equity or equity-based awards) to any current or former director, officer, employee or natural person service provider of the Company and its Subsidiaries, (D) establish, adopt, enter into, terminate or amend any Company Benefit Plan or establish, adopt or enter into any plan, agreement, program, policy or other arrangement that would be a Company Benefit Plan if it were in existence as of the date of this Agreement, other than in connection with routine, immaterial or ministerial amendments to health and welfare plans that do not materially increase benefits or result in a material increase in administrative costs, (E) hire or engage, or make an offer to hire or engage, any employee at the level of Vice President or above, or individual independent contractor whose annual fee arrangement exceeds $200,000 or (F) terminate the employment or engagement of any current employee at the level of Vice President or above, or individual independent contractor (excluding individual independent contractors arrangements for a limited period of time or that expire in accordance with their terms) whose annual fee arrangement exceeds $200,000 other than for cause;

(xvi)	enter into or acquire a new line of business or abandon or discontinue any existing line of business; or

(xvii)	agree, authorize or commit to do any of the foregoing.

(c)

Except as (i) consented to in writing by the Special Committee (which consent shall not be unreasonably withheld, conditioned or delayed), (ii) required or expressly contemplated by this Agreement, (iii) is required by a Governmental Entity or under applicable Law, (iv) taken reasonably and in good faith in response to COVID-19 or COVID-19 Measures, or (v) required or expressly contemplated by any of the Pending Sale Transaction SPAs and any agreements entered into in connection therewith, Parent shall not take any action or fail to take any action, and shall not permit any of its Affiliates (including the Company and its Subsidiaries) to take any action or fail to take any action, where the taking of such action or failure to take such action would be reasonably likely to (i) result in any of the conditions set forth in Article 8 not being satisfied or (ii) prevent, materially delay or materially impair the ability of the Parties to consummate the Transactions. Notwithstanding anything to the contrary set forth in this Agreement, (A) any breach by the Company or any of its Subsidiaries of their obligations under this Agreement resulting from any action or inaction by any Joint Employee (other than any action taken or inaction not taken at the express direction of the Special Committee) shall not constitute a breach of this Agreement for purposes of Article 8 or a breach of the condition precedent set forth in Section 8.2(b) and (B) no action taken or inaction not taken by the Special Committee, or by any officer or employee of the Company or any of its Subsidiaries at the express direction of the Special Committee, shall constitute an action or inaction taken (or not taken) by Parent.

7.2	Acquisition Proposals; Change of Recommendation

(a)

No Solicitation. During the period commencing on the date of this Agreement and ending on the earlier of the Effective Time and the termination of this Agreement in accordance with Article 9, except as permitted by this Section 7.2, the Company shall, and shall cause its Subsidiaries and the Company’s directors, executive officers, or controlled Affiliates to, and shall instruct its other Representatives to, immediately cease any discussions or negotiations with any Person conducted heretofore with respect to an Acquisition Proposal or proposal that would reasonably be expected to lead to an Acquisition Proposal, terminate access to any physical or electronic data-room relating to the Company for any such Acquisition Proposal and request the prompt return or destruction of any confidential information provided to any third party in connection with an Acquisition Proposal made in the 12 months prior to the date of this Agreement (other than in respect of Parent). Without prejudice to the foregoing sentences, during the period commencing on the date of this Agreement and ending on the earlier of the Effective Time and the termination of this Agreement in accordance with Article 9, except as permitted by this Section 7.2, the Company shall not, and shall cause its Subsidiaries and its and their respective directors, executive officers or controlled Affiliates, and shall instruct its other Representatives not to, directly or indirectly:

(i)	initiate, solicit, or knowingly encourage, knowingly facilitate or knowingly assist in the making of any Acquisition Proposal or any inquiry that would reasonably be expected to lead to, or result in, an Acquisition Proposal;

(ii)	engage in, continue, initiate or otherwise participate in any discussions or negotiations with respect to any Acquisition Proposal or any inquiry that would reasonably be expected to lead to, or result in, an Acquisition Proposal;

(iii)	disclose or furnish any non-public information relating to the Company or its Subsidiaries to any Person in connection with any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to, or result in, an Acquisition Proposal; or

(iv)	recommend, approve, endorse or enter into any Alternative Acquisition Agreement.

(b)

Exceptions. Notwithstanding anything to the contrary set forth in this Agreement, but, for the avoidance of doubt, subject to the provisions of Section 7.2(c), prior to the time the Company Stockholder Approvals are obtained, in response to a bona fide written Acquisition Proposal that is made after the date of this Agreement (and in any event only if the Company did not violate this Section 7.2 in any material respect with respect to such Person), the Special Committee may, and the Company (acting upon the recommendation of the Special Committee) may:

(i)	provide any information and data concerning the Company and its Subsidiaries and access to the Company and its Subsidiaries’ properties, books and records in response to a request from the Person who made such Acquisition Proposal; provided, that substantially concurrently (but in any event within 24 hours after the provision of such information or data), the Company shall make available to Parent any such information or data concerning the Company or its Subsidiaries that the Company provides to any such Person that was not previously made available to Parent and that, prior to furnishing any such information, the Company receives from the Person making such Acquisition Proposal an executed confidentiality agreement with confidentiality terms that are at least as restrictive to the other party as the terms in the Confidentiality Agreement are on Parent (such confidentiality agreement, a “Permitted Confidentiality Agreement”); and

(ii)	engage or otherwise participate in any discussions or negotiations with any such Person regarding such unsolicited, bona fide written Acquisition Proposal, in each case of clause (i) and this clause (ii) of this Section 7.2(b), if, and only if, prior to taking any action described in clause (i) or this clause (ii) of this Section 7.2(b), the Company Board (acting on the recommendation of the Special Committee) or the Special Committee determines in good faith (after consultation with its legal advisor) that (A) based on the information then available and after consultation with its financial advisor, such Acquisition Proposal either constitutes a Superior Proposal or could reasonably be expected to lead to, or result in a Superior Proposal and (B) based on the information then available, including the terms and conditions of such Acquisition Proposal and those of this Agreement, failure to take such action could be inconsistent with the directors’ fiduciary duties under applicable Law.

(c)

Notice of Acquisition Proposals. The Company shall promptly (but, in any event, no later than the close of business on the first Business Day after receipt) give notice to Parent if (i) the Company receives an Acquisition Proposal or any inquiry that would reasonably be expected to lead to, or result in, an Acquisition Proposal or (ii) any non-public information or data concerning the Company or its Subsidiaries is requested from the Company or its Subsidiaries in connection with any Acquisition Proposal, setting forth in such notice a summary of the material terms and conditions with respect to any such Acquisition Proposal or any such inquiry or request, as applicable, and thereafter shall (A) keep Parent reasonably informed, on a reasonably current basis of the status and material terms and conditions of any such Acquisition Proposals or inquiry or request (including any material amendments, modifications or supplements thereof) and (B) provide Parent with copies of any written indication of interest or written material that constitutes an offer, including copies of any proposed transaction agreements providing for an Acquisition Proposal (including any material amendments, modifications or supplements thereof) as promptly as practicable (and in any event no later than the close of business on the first Business Day after receipt).

(d)

No Change of Recommendation.

(i)	Except as permitted by Section 7.2(d)(ii) or 7.2(e), the Company Board, including any committee thereof (including the Special Committee), shall not:

(A)	withhold, withdraw, qualify, amend or modify (or publicly propose or resolve to withhold, withdraw, qualify, amend or modify) the Special Committee Recommendation or the Company Board Recommendation with respect to the Merger in any manner adverse to Parent or Merger Sub;

(B)	following the date any Acquisition Proposal or any material modification thereto is first made public or sent or given to stockholders of the Company, fail to issue a press release publicly reaffirming the Special Committee Recommendation and the Company Board Recommendation within five Business Days (or, if earlier, prior to the Company Stockholders Meeting) following Parent’s written request to do so (which request may only be made once with respect to any such Acquisition Proposal, except that Parent may make an additional request after any material change in the terms of such Acquisition Proposal);

(C)	following the commencement pursuant to Rule 14d-2 under the Exchange Act of any tender or exchange offer that constitutes an Acquisition Proposal, fail to recommend within ten Business Days after such commencement against acceptance of such tender or exchange offer and reaffirm the Special Committee Recommendation and the Company Board Recommendation;

(D)	fail to include the Special Committee Recommendation and the Company Board Recommendation in the Proxy Statement;

(E)	approve or recommend, or propose publicly to approve or recommend any Acquisition Proposal or approve or recommend, or publicly declare advisable or publicly propose to enter into, or enter into, any Alternative Acquisition Agreement.

(ii)	Notwithstanding anything to the contrary set forth in this Section 7.2, at any time prior to the time the Company Stockholder Approvals are obtained, the Company Board (acting on the recommendation of the Special Committee) or the Special Committee may (A) effect a Change of Recommendation if (1) a bona fide written Acquisition Proposal that did not result from a breach in any material respect of the Company’s obligations set forth in this Section 7.2 is received by the Company after the date of this Agreement and is not withdrawn prior to the Change of Recommendation, and the Company Board (acting on the recommendation of the Special Committee) or the Special Committee determines in good faith, after consultation with its outside legal counsel and financial advisor, that such Acquisition Proposal constitutes a Superior Proposal or (2) an Intervening Event has occurred and the Company Board (acting on the recommendation of the Special Committee) or the Special Committee determines in good faith, after consultation with outside legal counsel that failure to effect a Change of Recommendation would reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable Law or (B) terminate this Agreement pursuant to Section 9.3(a) to enter into an Alternative Acquisition Agreement (which has been authorized and approved by the Company Board) with respect to a bona fide written Acquisition Proposal that did not result from a breach in any material respect of the Company’s obligations set forth in this Section 7.2 and that the Company Board (acting on the recommendation of the Special Committee) or the Special Committee determines in good faith, after consultation with its outside legal counsel and financial advisor, constitutes a Superior Proposal; provided, that a Change of Recommendation or action to terminate this Agreement pursuant to Section 9.3(a) may not be made unless and until the Company has given Parent written notice of such action four Business Days in advance (an “Initial Notice”), setting forth in writing that the Company Board or the Special Committee, as applicable, intends to consider whether to take such action, the reasons with respect thereto and (I) in the case of a Superior Proposal, the material terms and conditions of such Superior Proposal and (II) in the case of an Intervening Event, a reasonable description of such Intervening Event (it being agreed that, in each case, the delivery of such notice by the Company shall not constitute a Change of Recommendation). After giving such Initial Notice and prior to effecting such Change of Recommendation or terminating this Agreement pursuant to Section 9.3(a), if requested by Parent in good faith, the Company shall, and shall instruct its legal and financial advisors to, negotiate in good faith with Parent and its Representatives (to the extent Parent wishes to negotiate) to make such revisions to the terms of this Agreement such that such Acquisition Proposal would no longer constitute a Superior Proposal or that the failure of the Company Board or the Special Committee, as applicable, to effect a Change of Recommendation would no longer reasonably be likely to be inconsistent with its fiduciary duties, as applicable. At the end of the four Business Day period, prior to effecting a Change of Recommendation or terminating this Agreement pursuant to Section 9.3(a), the Company Board or the Special Committee, as applicable, shall take into account any commitments to change the terms of this Agreement proposed by Parent in writing, and shall determine in good faith (after consultation with outside legal counsel) that (A) in the case of a Superior Proposal, the Superior Proposal continues to constitute a Superior Proposal, and (B) in the case of an Intervening Event, the failure to effect a Change of Recommendation in response to such Intervening Event would be inconsistent with the directors’ fiduciary duties under applicable Law, in each case, if such changes offered in writing were to be given effect. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 7.2(d) except that the obligation to give advance written notice with respect thereto as set forth in this Section 7.2(d)(ii) shall be reduced to three Business Days.

(e)

Certain Permitted Disclosure. Nothing set forth in this Agreement shall prohibit the Company from (i) complying with its disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal, (ii) taking and disclosing to the stockholders of the Company any position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or (iii) making any “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act; provided, that if any such disclosure or communication has the substantive effect of withdrawing, qualifying or modifying the Special Committee Recommendation or the Company Board Recommendation in a manner adverse to Parent, such disclosure or communication shall constitute a Change of Recommendation unless the Company expressly reaffirms the Special Committee Recommendation and the Company Board Recommendation in such disclosure or communication.

7.3	Proxy Statement and Schedule 13E-3

(a)

Filing of Proxy Statement and Schedule 13E-3. As promptly as practicable following the date of this Agreement, (i) the Company shall prepare and file with the SEC a proxy statement relating to the Company Stockholder Meeting (as amended or supplemented, the “Proxy Statement”) in preliminary form and (ii) the Company and Parent shall jointly prepare and file a Rule 13E-3 transaction statement on Schedule 13E-3 relating to the adoption of this Agreement by the Company’s stockholders (the “Schedule 13E-3”). Except as permitted by Section 7.2, the Proxy Statement shall include the Special Committee Recommendation and the Company Board Recommendation. Parent shall cooperate with the Company in the preparation of the Proxy Statement upon reasonable request of the Company and furnish all information concerning Parent as reasonably requested by the Company.

(b)

Information Provided in Proxy Statement.

(i)	The Company and Parent shall use reasonable best efforts to ensure that the Proxy Statement and the Schedule 13E-3 comply in all material respects with the provisions of the Exchange Act. Each of the Company and Parent shall use reasonable best efforts to ensure that none of the information supplied by it, any of its controlled Affiliates or their respective Representatives for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3 will, at the date of mailing to stockholders of the Company or at the time of the Company Stockholders Meeting (as applicable), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, that (A) the Company assumes no responsibility with respect to information supplied by or on behalf of Parent, its controlled Affiliates (other than the Company and its Subsidiaries) or their respective Representatives for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3 and (B) Parent and Merger Sub assume no responsibility with respect to information supplied by or on behalf of the Company, its controlled Affiliates or their respective Representatives for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

(ii)	If at any time prior to the Company Stockholders Meeting, any information relating to the Company or Parent, any of their respective Affiliates or their respective directors, officers or Representatives, should be discovered by a Party, which information should be set forth in an amendment or supplement to the Proxy Statement or the Schedule 13E-3, so that the Proxy Statement or the Schedule 13E-3, as applicable, would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party that discovers such information shall as promptly as practicable following such discovery notify the other Party or Parties (as the case may be) and after such notification the Company shall (A) prepare (with the assistance of Parent) an amendment or supplement to the Proxy Statement or the Schedule 13E-3and (B) cause the Proxy Statement or the Schedule 13E-3, as applicable, as so amended or supplemented to be filed with the SEC as promptly as reasonably practicably thereafter and to be disseminated to its stockholders, in each case, as and to the extent required by applicable Law.

(c)

Clearance of Proxy Statement and Schedule 13E-3. Notwithstanding anything to the contrary in this Section 7.3, prior to filing, furnishing or delivering such documents with the applicable Governmental Entity and disseminating the Proxy Statement and the Schedule 13E-3 (including any amendment or supplement thereto) to the stockholders of the Company or responding to comments of the SEC or its staff with respect thereto, the Company shall (A) provide Parent and its outside legal counsel with a reasonable opportunity to review and comment on drafts of such documents or communications related to the Company Stockholders Meeting and (B) consider in good faith for inclusion in the Proxy Statement or the Schedule 13E-3, as applicable (and any amendment or supplement thereto) and such other documents and communications related to the Company Stockholders Meeting (including with respect to any comment letters from the SEC) all comments reasonably proposed by Parent and its outside legal counsel and the Company agrees that all information relating to Parent, its Affiliates and their respective Representatives included in the Proxy Statement shall be in form and content satisfactory to Parent, acting reasonably. The Company shall promptly notify Parent of the receipt of all comments from the SEC with respect to the Proxy Statement and of any request by the SEC for any amendment or supplement thereto or for additional material information and shall promptly provide to Parent copies of all written correspondence between the Company and/or any of its Representatives and the SEC with respect to the Proxy Statement. The Company and Parent shall each use its reasonable best efforts to promptly provide responses to the SEC with respect to all comments received on the Proxy Statement or the Schedule 13E-3 from the SEC. Except in connection with a Change of Recommendation, no amendment or supplement to the Proxy Statement will be made by the Company without the approval of Parent, which approval shall not be unreasonably withheld, conditioned or delayed. The Company shall use its reasonable best efforts to cause the Proxy Statement and the Schedule 13E-3 to be mailed to stockholders of the Company as of the record date established for the Company Stockholders Meeting (the “Record Date”) as promptly as practicable after the date on which the SEC confirms orally or in writing, that it has no further comments on the Proxy Statement or the Schedule 13E-3, or that it does not intend to review the Proxy Statement or the Schedule 13E-3 (the “Clearance Date”).

7.4	Company Stockholders Meeting

(a)

The Company shall take all action necessary, in accordance with applicable Law and its Organizational Documents, to establish a Record Date for, duly call, give notice of, convene and hold the Company Stockholders Meeting as promptly as reasonably practicable after the Clearance Date for purposes of securing the Company Stockholder Approvals. The Company shall not change the Record Date without Parent’s prior written consent (not to be unreasonably withheld, conditioned or delayed). The Company shall not postpone, recess or adjourn such meeting except (i) to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement or the Schedule 13E-3 is provided to the Company’s stockholders within a reasonable amount of time in advance of the Company Stockholders Meeting, (ii) if as of the time for which the Company Stockholders Meeting is originally scheduled (as set forth in the definitive Proxy Statement), there are insufficient Shares represented (either in person or by proxy) in order to establish a quorum or to obtain the Company Stockholder Approvals, (iii) to comply with applicable Law or (iv) with the prior consent of Parent; provided, that in the case of clause (ii), in no event shall the Company postpone or adjourn the Company Stockholders Meeting, by more than ten Business Days in connection with any one postponement, recess or adjournment. The Company shall, at the instruction of Parent, postpone or adjourn the Company Stockholders Meeting if there are not sufficient votes in person or by proxy to secure the Company Stockholder Approvals to allow reasonable time (but in no event more than ten Business Days) for the solicitation of proxies for the purpose of obtaining the Company Stockholder Approvals. Without limiting the generality of the foregoing, the Company agrees that its obligations pursuant to this Section 7.4(a) shall not be affected by commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal or any event constituting or that could constitute an Intervening Event.

(b)

Subject to the Company Board’s and the Special Committee’s fiduciary obligations under applicable Law, the Company shall use its reasonable best efforts to obtain the Company Stockholder Approvals, including the solicitation of proxies therefor.

(c)

Parent covenants and agrees that, until the earlier of the Effective Time and the termination of this Agreement in accordance with Article 9, at the Company Stockholders Meeting, any adjournment thereof or any other meeting of the stockholders of the Company in connection with the Merger, Parent shall vote, and cause to be voted, any Shares then owned beneficially or of record by it or any of its Affiliates, as of the Record Date, in favor of the adoption of this Agreement and the approval of the Merger and the approval of any actions required in furtherance thereof and against any proposal that could, or could reasonably be expected to prevent, delay or impair consummation of the Merger.

7.5	Information and Access

The Company shall (and shall cause its Subsidiaries to), upon reasonable prior notice from Parent and subject to applicable Law, afford Parent and its Representatives reasonable access, during normal business hours, to its employees, agents, properties, offices and other facilities, Contracts, books and records and accounts and work papers of the Company’s and its Subsidiaries’ independent accountants and auditors, and the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent all other information and documents concerning or regarding its businesses, properties and assets and personnel as may reasonably be requested by Parent; provided, that neither the Company nor any of its Subsidiaries shall be required to provide such access or furnish such information and documents to the extent the Company reasonably determines (upon the advice of outside legal counsel) that such access or furnishing of information could result in (A) a violation of any applicable Law or Contract or (B) waiver of the protection of any attorney-client privilege or protection (including attorney-client privilege, attorney work-product protections and confidentiality protections); provided, further, that the Company shall use its commercially reasonable best efforts (x) to allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege (or such other protection) or (y) to develop an alternative to providing such information so as to address such matters that are reasonably acceptable to Parent and the Company.

7.6	Stock Exchange Delisting; Exchange Act Deregistration

Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting by the Surviving Corporation of Shares from the NYSE and the deregistration of the Shares and other securities of the Company under the Exchange Act as promptly as practicable after the Effective Time.

7.7	Publicity

The initial press release with respect to the Transactions shall be substantially in the form attached hereto as Exhibit C. Thereafter, neither the Company nor Parent shall, without the consent of the other Party, issue or cause the publication of any press release or otherwise make any public statements, disclosures or communications with respect to the Transactions except (a) as may be required by any applicable Law or Proceeding or by obligations pursuant to any listing agreement with or rules of any national securities exchange, national securities quotation system, interdealer quotation service or the NYSE or (b) with respect to any Change of Recommendation made in accordance with this Agreement or Parent’s response thereto; provided, the foregoing shall not apply to any public statements, disclosures or communications, so long as such statements, disclosures or communications are substantially similar in tone and substance with previous public statements, disclosures or communications jointly made by the Company and Parent or to the extent that they have been reviewed and previously approved by both the Company and Parent and would not otherwise require the other party to make additional public disclosure.

7.8	Indemnification; Directors’ and Officers’ Insurance

(a)

Without limiting any additional rights that any director, officer, trustee, employee, agent or fiduciary may have under any employment or indemnification agreement or under the Company Charter and Company Bylaws, or in the Organizational Documents of any Subsidiary of the Company, from and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to: (i) indemnify and hold harmless each person who is now, or has been or becomes at any time prior to the Effective Time, an officer or director of the Company or any Subsidiary of the Company and also with respect to any such Person, in such Person’s capacity as a director, officer, employee, member, trustee or fiduciary of another corporation, foundation, partnership, joint venture, trust, pension or other benefit plan or enterprise (regardless of whether such other entity or enterprise is affiliated with the Company) serving at the request of or on behalf of the Company or any Subsidiary of the Company and together with such Person’s heirs, executors or administrators (each, an “Indemnified Person”) to the fullest extent authorized or permitted by, and subject to the conditions and procedures set forth in, applicable Law in connection with any Proceeding and any losses, claims, damages, liabilities, costs, Indemnification Expenses, Orders, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) resulting therefrom; and (ii) promptly pay on behalf of or, within ten days after any request for advancement, advance to each Indemnified Person, any Indemnification Expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any Proceeding in advance of the final disposition of such Proceeding, including payment on behalf of or advancement to such Indemnified Person of any Indemnification Expenses incurred by such Indemnified Person in connection with enforcing any rights with respect to such indemnification or advancement, in each case without the requirement of any bond or other security; provided, that the payment of any Indemnification Expenses incurred by an Indemnified Person in advance of the final disposition of a Proceeding shall be made only on delivery to the Surviving Corporation of an undertaking by or on behalf of such Indemnified Person to repay all amounts so paid in advance if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified. The indemnification and advancement obligations of the Surviving Corporation pursuant to this Section 7.8(a) extend to acts or omissions occurring at or before the Effective Time and any Proceeding relating thereto (including with respect to any acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Transactions, including the consideration and approval thereof and the process undertaken in connection therewith and any Proceeding relating thereto), and all rights to indemnification and advancement conferred hereunder continue as to any Indemnified Person who has ceased to be a director or officer of the Company or any Subsidiary of the Company after the date of this Agreement and inure to the benefit of such person’s heirs, executors and personal and legal representatives. “Indemnification Expenses” means all reasonable and documented attorneys’ fees and expenses and all other reasonable and documented out-of-pocket costs, expenses and obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Proceeding for which indemnification is required to be provided pursuant to this Section 7.8(a), including any Proceeding relating to a claim for indemnification or advancement brought by an Indemnified Person. Neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any Order in any actual or threatened Proceeding in respect of which indemnification has been sought by any Indemnified Person hereunder unless such settlement, compromise or Order includes an unconditional release of such Indemnified Person from all liability arising out of such Proceeding without admission or finding of wrongdoing, or such Indemnified Person otherwise consents thereto.

(b)

Without limiting the foregoing, all rights to indemnification, advancement of expenses and exculpation now existing in favor of any Indemnified Person as provided in the Company Charter and Company Bylaws, or in the Organizational Documents of any Subsidiary of the Company, in effect as of the date of this Agreement, shall, with respect to matters occurring at or prior to the Effective Time, survive the Merger and continue in full force and effect from and after the Effective Time. During the Tail Period, the Organizational Documents of the Surviving Corporation and the Organizational Documents of its Subsidiaries shall, with respect to matters occurring at or prior to the Effective Time, contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of the Indemnified Persons than are set forth in the Company Charter and Company Bylaws or in the Organizational Documents of its Subsidiaries in effect as of the date of this Agreement, and such provisions shall not be amended, repealed or otherwise modified after the Effective Time in any manner that would materially adversely affect the rights thereunder, as of the Effective Time, of any Indemnified Person, with respect to matters occurring at or prior to the Effective Time. Notwithstanding anything to the contrary in this Section 7.8(b), from and after the consummation of any Pending Sale Transaction the provisions of this Section 7.8(b) shall not apply to any Organizational Documents of any Subsidiary of the Company that is sold pursuant to such Pending Sale Transaction.

(c)

During the Tail Period, Parent or the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) obtain and maintain directors’ and officers’ liability insurance for the Indemnified Persons with respect to matters occurring at or prior to the Effective Time on terms with respect to coverage and amount no less favorable than those of the directors’ and officers’ liability insurance policy obtained by the Company in effect on the date of this Agreement; provided, that in no event shall Parent and the Surviving Corporation be obligated to expend in order to obtain or maintain insurance coverage pursuant to this Section 7.8(c) any amount per annum in excess of 300% of the last annual premium paid by the Company for such insurance before the date of this Agreement (the “Cap”); provided, that if equivalent coverage can be obtained only by paying an annual premium in excess of the Cap, Parent or the Surviving Corporation shall only be required to obtain as much coverage as can be obtained by paying an annual premium equal to the Cap. Prior to the Effective Time, the Company may purchase a six-year “tail” prepaid policy or policies on the Company’s current directors’ and officers’ liability insurance; provided, that the Company shall use commercially reasonable efforts to obtain a stand-alone directors’ and officers’ insurance “tail” policy, if available; provided, further, that the Company shall work diligently to obtain such “tail” policy at reasonable cost. In the event that such a “tail” policy is purchased prior to the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such “tail” policy in full force and effect and Parent and the Surviving Corporation shall have no obligations under the first sentence of this Section 7.8(c) so long as such “tail” policy is in full force and effect.

(d)

During the Tail Period, without the prior written consent of the Indemnified Person, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Person as provided in the Organizational Documents of the Company and its Subsidiaries or any indemnification agreement between such Indemnified Person and the Company or any of its Subsidiaries, in each case, as in effect on the date of this Agreement, shall not be amended, restated, amended and restated, repealed or otherwise modified in any manner (whether by merger, consolidation, division, operation of law or otherwise) that would adversely affect any right thereunder of any such Indemnified Person.

(e)

If Parent or the Surviving Corporation or any of their respective legal successors or permitted assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person or consummate any division transaction, then, and in each such case, proper provisions shall be made so that the legal successors and permitted assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 7.8.

7.9	Takeover Statutes

If any Takeover Statute is or may become applicable to the Transactions, each of the Parties and the Company Board shall, to the extent permitted by applicable Law, use reasonable best efforts to grant such approvals and take such actions as are reasonably necessary so that such Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, as the case may be, and otherwise act to eliminate or minimize the effects of such statute or regulation on the Transactions.

7.10	Section 16 Matters

The Company and Parent, shall, prior to the Effective Time, take all such actions as may be necessary or appropriate to cause any dispositions of equity securities of the Company (including deemed dispositions or cancellations and any derivative securities with respect to any equity securities of the Company) in connection with the Transactions by any individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

7.11	Transaction Litigation

If any stockholder litigation related to this Agreement or the Transactions is brought, or, to the Knowledge of the Company, threatened, in a writing delivered to the Company, against the Company or any members of the Company Board from and following the date of this Agreement and prior to the Effective Time (such litigation, “Transaction Litigation”), the Company shall (i) promptly notify Parent of such Transaction Litigation, (ii) give Parent the opportunity to participate in the Company’s defense and/or settlement of any Transaction Litigation, (iii) timely consult with Parent with respect to the defense and/or settlement of any Transaction Litigation and (iv) consider in good faith Parent’s advice and recommendations with respect to such Transaction Litigation. The Company shall not agree to settle or offer to settle any Transaction Litigation without the prior written consent of Parent.

7.12	Written Consent

Immediately following the execution of this Agreement, Parent shall cause Geneve Corporation, as the sole stockholder of Merger Sub, to execute and deliver, in accordance with applicable Law and the Organizational Documents of Merger Sub, a written consent adopting this Agreement.

Article 8
CONDITIONS TO CLOSING

8.1	Conditions to Each Party’s Obligation to Effect the Merger

The respective obligation of each Party to effect the Merger is subject to the satisfaction or waiver (to the extent permitted by applicable Law) at or prior to the Effective Time of each of the following conditions:

(a)

Company Stockholder Approvals. The Company Stockholder Approvals shall have been obtained.

(b)

No Order. No Law shall have been enacted or promulgated by any Governmental Entity of competent jurisdiction and no Order issued by a court of competent jurisdiction shall be in effect, in either case, that renders illegal or prohibits the consummation of the Transactions.

(c)

Consummation of Certain Pending Sale Transactions. Both the IAHC Sale and the SSL Sale shall have been consummated.

8.2	Conditions to Obligations of Parent and Merger Sub

The obligations of Parent and Merger Sub to consummate the Merger are further subject to the satisfaction, at or prior to the Effective Time, of the following conditions (which may be waived, in whole or in part, to the extent permitted by Law, by Parent):

(a)

Representations and Warranties. The representations and warranties set forth in Article 5 shall have been true and correct in all respects as of the date of this Agreement and shall have been true and correct as of the Closing Date as though made on and as of such date and time (except, in each case, to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, does not constitute a Material Adverse Effect.

(b)

Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)

Company Closing Certificate. Parent and Merger Sub shall have received a certificate signed on behalf of the Company by an executive officer of the Company certifying that the conditions set forth in Sections 8.2(a) and 8.2(b) have been satisfied.

8.3	Conditions to Obligations of the Company

The obligation of the Company to consummate the Merger is further subject to the satisfaction, at or prior to the Effective Time, of the following conditions (which may be waived, in whole or in part, to the extent permitted by Law, by the Company):

(a)

Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in Article 6 shall have been true and correct in all respects as of the date of this Agreement and shall have been true and correct as of the Closing Date as though made on and as of such date and time (except, in each case, to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except where the failure of any such representation or warranty to be so true and correct would not, individually or in the aggregate, prevent, materially impede or materially delay the consummation of the Transactions.

(b)

Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)

Parent and Merger Sub Closing Certificate. The Company shall have received a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent certifying that the conditions set forth in Sections 8.3(a) and 8.3(b) have been satisfied.

Article 9
TERMINATION

9.1	Termination by Mutual Written Consent

This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time, whether before or after the Company Stockholder Approvals have been obtained, by mutual written consent of the Company (following approval by the Special Committee) and Parent.

9.2	Termination by Either Parent or the Company

This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time, by either the Company (following approval by the Special Committee) or Parent if:

(a)

the Merger shall not have been consummated on or before April 30, 2022 (the “Outside Date”); provided, that this Section 9.2(a) shall not be available to the Company or Parent during the pendency of any Proceeding by a Party for specific performance of this Agreement as provided by Section 10.6 and the Outside Date shall be automatically extended to (i) the tenth Business Day after the dismissal, settlement or entry of a final non-appealable Order with respect to such Proceeding or (ii) such other time period established by the court presiding over such Proceeding; or

(b)

any of the Company Stockholder Approvals shall not have been obtained at the Company Stockholders Meeting (or at any adjournment or postponement thereof) held in accordance with this Agreement.

9.3	Termination by the Company

This Agreement may be terminated and the Transactions may be abandoned by the Company (following approval by the Special Committee) if:

(a)

prior to the time the Company Stockholder Approvals are obtained, the Company Board shall have authorized the Company to enter into an Alternative Acquisition Agreement in compliance with the terms of this Agreement; or

(b)

if Parent or Merger Sub shall have breached or failed to perform in any material respect any of their representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 8.1 or 8.3 and (ii) cannot be cured by the Outside Date or, if curable, is not cured within 45 Business Days following the Company’s delivery of written notice to Parent stating the Company’s intention to terminate this Agreement pursuant to this Section 9.3(b) and the basis for such termination; provided, that the Company shall not have a right to terminate this Agreement pursuant to this Section 9.3(b) if the Company is then in material breach of any representation, warranty, agreement or covenant contained in this Agreement.

9.4	Termination by Parent

This Agreement may be terminated and the Transactions may be abandoned by Parent if:

(a)

prior to the time the Company Stockholder Approvals are obtained, there shall have been a Change of Recommendation; or

(b)

if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 8.1 or 8.2 and (ii) cannot be cured by the Outside Date or, if curable, is not cured within 45 Business Days following Parent’s delivery of written notice to the Company stating Parent’s intention to terminate this Agreement pursuant to this Section 9.4(b) and the basis for such termination; provided, that Parent shall not have a right to terminate this Agreement pursuant to this Section 9.4(b) if Parent or Merger Sub is then in material breach of any representation, warranty, agreement or covenant contained in this Agreement.

9.5	Effect of Termination and Abandonment

Upon the termination of this Agreement pursuant to and in accordance with this Article 9, this Agreement shall forthwith become void and have no effect and there shall be no liability on the part of any Party or its Representatives, other than the respective obligations of Parent and the Company pursuant to the last sentence of Section 7.5, this Section 9.5 and Article 10; provided, that no such termination shall relieve any Party for liability for such Party’s fraud or willful and material breach prior to such termination of any covenant or agreement contained in this Agreement.

Article 10
MISCELLANEOUS

10.1	Survival

None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for covenants and agreements of the Parties that by their terms contemplate performance after the Effective Time or otherwise expressly by their terms survive the Effective Time.

10.2	Notices

All notices, requests, instructions, consents, claims, demands, waivers, approvals and other communications to be given or made hereunder by one or more Parties to one or more of the other Parties shall, unless otherwise specified herein, be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if such day is a Business Day (or otherwise on the next succeeding Business Day) if (a) personally delivered or by an internationally recognized overnight courier service upon the Party or Parties for whom it is intended, (b) delivered by registered or certified mail, return receipt requested or (c) sent by email; provided, that notice given by email shall not be effective unless either (i) a duplicate copy of such email notice is promptly given by one of the other methods described in this Section 10.2 or (ii) the receiving party delivers a written confirmation of receipt of such notice by email or any other method described in this Section 10.2. Such communications must be sent to the respective Parties at the following street addresses or email addresses or at such other street address or email address for a Party as shall be specified for such purpose in a notice given in accordance with this Section 10.2.

If to the Company:

Independence Holding Company
96 Cummings Point Road
Stamford, CT 06902

Attention: Teresa A. Herbert

Email: therbert@ihc-geneve.com

with a copy to (which shall not constitute notice):

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

Attention:	Jeffrey D. Marell
Email:	jmarell@paulweiss.com

and

Dentons US LLP
1221 Avenue of the Americas
New York, NY 10020

Attention:	Ilan Katz, Esq. and Brian Lee, Esq.
Email:	ilan.katz@dentons.com and brian.lee@dentons.com

If to Parent or Merger Sub:

Geneve Holdings, Inc.
96 Cummings Point Road
Stamford, CT 06902

Attention:	Steven B. Lapin
Email:	slapin@ihc-geneve.com

with a copy to (which shall not constitute notice):

Davies Ward Phillips & Vineberg LLP
900 Third Avenue, 24th Floor
New York, NY 10022

Attention:	Jeffrey Nadler and Nir Servatka
Email:	jnadler@dwpv.com and nservatka@dwpv.com

10.3	Expenses

Subject to Section 7.8 and except as otherwise expressly set forth herein, whether or not the Merger is consummated, all costs, fees and expenses incurred by a Party in connection with this Agreement and the Transactions, including all costs, fees and expenses of such Party’s Representatives, shall be paid by such Party.

10.4	Modification or Amendment; Waiver

(a)

Subject to the provisions of applicable Law and the provisions of Section 7.8(d), at any time prior to the time the Requisite Company Vote is obtained, this Agreement may be modified or amended, if, and only if, such modification or amendment is in writing and signed by the Parties (and, in the case of the Company, only pursuant to a resolution adopted by the Special Committee); provided, that after the Requisite Company Vote has been obtained, there shall not be made any amendment or modification to this Agreement that by Law requires the further approval of the stockholders of the Company without such further approval.

(b)

The conditions to each of the respective Parties’ obligations to consummate the Transactions are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Law; provided, that any such waiver shall only be effective if made in writing and executed by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder or under applicable Law shall operate as a waiver of such rights and, except as otherwise expressly provided herein, no single or partial exercise thereof shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law except to the extent specifically provided otherwise in Section 9.5.

10.5	Governing Law; Jurisdiction and Venue; Waiver of Trial by Jury

(a)

This Agreement, and all disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement or the Transactions, shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the Laws of the State of Delaware without regard to the conflicts of laws, rules or principles thereof (or any other jurisdiction).

(b)

Each of the Parties irrevocably agrees that: (i) it shall bring any Proceeding in connection with, arising out of or otherwise relating to this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions exclusively in the Chosen Courts; and (ii) solely in connection with such Proceedings, (A) irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (B) irrevocably submits to the exclusive venue of any such Proceeding in the Chosen Courts and waives any objection to the laying of venue in any such Proceeding in the Chosen Courts, (C) irrevocably waives any objection that the Chosen Courts are an inconvenient forum, do not have jurisdiction over any Party or that this Agreement, or the subject matter hereof, may not be enforced in or by the Chosen Courts, (D) irrevocably waives any claim that it or its property is exempt or immune from the jurisdiction of the Chosen Courts or from any Proceeding commenced in the Chosen Courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), (E) agrees that mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 10.2 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof and (F) agrees that it shall not assert as a defense any matter or claim waived by the foregoing clauses (A) through (E) of this Section 10.5(b) or that any Order issued by the Chosen Courts may not be enforced in or by the Chosen Courts. Each Party agrees that a final judgment in any Proceeding brought in the Chosen Courts shall be conclusive and binding upon each of the Parties and may be enforced in any other courts the jurisdiction of which each of the Parties is or may be subject, by suit upon judgment. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law.

(c)

EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY PROCEEDING, DIRECTLY OR INDIRECTLY, CONNECTED WITH, ARISING OUT OF OR OTHERWISE RELATING TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY HEREBY ACKNOWLEDGES AND CERTIFIES THAT (I) NO REPRESENTATIVE OF THE OTHER PARTIES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTIES WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) IT MAKES THIS WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS, ACKNOWLEDGMENTS AND CERTIFICATIONS SET FORTH IN THIS SECTION 10.5(c).

10.6	Specific Performance

Each of the Parties acknowledges and agrees that irreparable harm would occur if the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached or threatened to be breached and for which money damages would not be an adequate remedy. Accordingly, each Party agrees that, in addition to any other available remedies a Party may have in equity or at law, each Party shall be entitled to enforce specifically the terms and provisions of this Agreement and to obtain or to seek an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement, consistent with the provisions of Section 10.5(b), in the Chosen Courts without necessity of posting a bond or similar instrument. If any Proceeding should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law, and any right it may have to require the obtaining, furnishing or posting of any bond or similar instrument.

10.7	Third-Party Beneficiaries.

Except (a) from and after the Effective Time, the Indemnified Persons with respect to the provisions of Section 7.8 as provided for therein and (b) from and after the Effective Time, the holders of Shares, Company Options, Company SARs and Company RSUs shall be third-party beneficiaries with respect to their respective rights to receive the consideration payable pursuant to Article 4, the Parties hereby agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other, subject to the terms and conditions of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person (other than the Parties and those Persons referred to in clauses (a) and (b) of this Section 10.7, but only to the extent expressly provided for in this Agreement) or their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied, hereunder, including the right to rely upon the representations and warranties set forth in this Agreement.

10.8	Successors and Assigns

This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. No Party may assign any of its rights or interests or delegate any of its obligations under this Agreement, in whole or in part, by operation of Law or otherwise, without the prior written consent of the other Parties and any attempted or purported assignment or delegation in violation of this Section 10.8 shall be null and void.

10.9	Entire Agreement

This Agreement (including the Company Disclosure Letter and the Exhibits) and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all other prior and contemporaneous agreements, negotiations, understandings, representations and warranties, whether oral or written, with respect to such matters.

10.10	Severability

The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision to be negotiated by the Parties, each acting reasonably and in good faith, shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such legal, invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

10.11	Counterparts; Effectiveness

This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. A signed copy of this Agreement delivered by email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement. This Agreement shall become effective when each Party shall have received one or more counterparts hereof signed by each of the other Parties and unless and until such receipt, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

10.12	Special Committee

Notwithstanding anything to the contrary set forth in this Agreement (but subject to the provisions of this Section 10.12), until the Effective Time, (a) the Company may take the following actions only with the prior approval of the Special Committee: (i) amending, restating, modifying or otherwise changing any provision of this Agreement; (ii) waiving any right under this Agreement or extending the time for the performance of any obligation of Parent or Merger Sub hereunder; (iii) terminating this Agreement; (iv) taking any action under this Agreement that expressly requires the approval of the Special Committee; (v) granting any approval or consent for, or agreement to, any item for which the approval, consent or agreement of the Company is required under this Agreement; and (vi) agreeing to do any of the foregoing and (b) no decision or determination shall be made, or action taken, by the Company or by the Company Board (including effecting a Change of Recommendation) under or with respect to this Agreement or the transactions contemplated hereby without first obtaining the approval of the Special Committee. For the avoidance of doubt, (A) any requirement of the Company or the Company Board to obtain the approval of the Special Committee pursuant to this Section 10.12 shall not, and shall not be deemed to, modify or otherwise affect any rights of the Company, or any obligations of the Company to Parent or Merger Sub set forth in this Agreement and (B) in no event shall the Special Committee have the right, power or authority to cause the Company or the Company Board to accept any Superior Proposal or enter into any Alternative Acquisition Agreement.

[Remainder of Page Left Blank; Signature Pages Follow.]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties as of the date first written above.

INDEPENDENCE HOLDING COMPANY

By:	/s/ Teresa A. Herbert
Name: Teresa A. Herbert
Title: President

GENEVE HOLDINGS, INC.

By:	/s/ Steven B. Lapin
Name: Steven B. Lapin
Title: Chairman, Chief Executive Officer and President

GENEVE ACQUISITION CORP.

By:	/s/ Steven B. Lapin
Name: Steven B. Lapin
Title: President

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Form of Certificate of Incorporation of the Surviving Corporation

SECOND restated CERTIFICATE OF INCORPORATION

OF

independence holding company

1.            Name. The name of the corporation is Independence Holding Company (the “Corporation”).

2.            Registered Office; Agent. The address of the Corporation’s registered office in Delaware is 1209 Orange Street, Wilmington, New Castle County, 19801. The Corporation Trust Company is the Corporation’s registered agent for service of process at the same address.

3.            Purpose. The purpose of the Corporation is to conduct any activities that may be conducted by a corporation organized under the Delaware General Corporation Law (the “DGCL”).

4.            Stock. The Corporation shall have authority to issue a total of 1,000 shares of common stock, all of which shall have a par value of $1.00 per share and are to be of one class.

5.            Election of Directors. Unless and except to the extent that the by-laws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

6.            Indemnification. The Corporation shall indemnify to the full extent permitted by law and by the by-laws of the Corporation any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person, or such person’s testator or intestate is or was an officer, employee or agent of the Corporation or serves or served any other corporation, partnership, joint venture, trust or other enterprise as a director, officer, employee, agent or trustee at the express or implied request of the Corporation. To the fullest extent permitted by Delaware law, such indemnity shall extend to the officers and Trustees of Independence Mortgage Trust, a Georgia business trust, as predecessor to the Corporation.

7.            Liability. No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that nothing in this Section 7 shall eliminate or limit the liability of any director (i) for breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. Neither the amendment nor repeal of this Section 7, nor the adoption of any provision of the Certificate of Incorporation inconsistent with this Section 7, shall eliminate or reduce the effect of this Section 7 in respect of any matter occurring, or any cause of action, suit or claim that, but for this Section 7, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

Exhibit B

Form of Bylaws of the Surviving Corporation

amended and restated BY-LAWS

OF

independence holding company

ARTICLE I

OFFICES

Section 1.  Registered Office.  The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, State of Delaware.

Section 2.  Additional Offices.  The Corporation may also have offices at such other places, both within and without the State of Delaware, as the Board of Directors may from time to time determine or as the business of the Corporation may require.

ARTICLE II

MEETING OF STOCKHOLDERS

Section 1.  Time and Place.  A meeting of stockholders for any purpose may be held at such time and place within or without the State of Delaware as the Board of Directors may fix from time to time or as may be fixed by the written consent of a majority of the stockholders entitled to vote thereat.

Section 2.  Annual Meeting.  An annual meeting of stockholders shall be held for the election of directors at such date, time, and place, either within or without the State of Delaware, as the Board of Directors shall each year fix. Any other proper business may be transacted at the annual meeting.

Section 3.  Notice of Annual Meeting.  Unless otherwise required by applicable law or the Corporation’s Certificate of Incorporation, written notice of each annual meeting shall be given to each stockholder entitled to vote thereat, not less than ten (10) nor more than sixty (60) days before each annual meeting, and shall specify the place, the day and hour of such meeting, and shall state other matters, if any, that may be expressly required by law.

Section 4.  Special Meetings.  Special meetings of the stockholders may be called for any purpose or purposes, unless otherwise prescribed by law or by the Certificate of Incorporation, by the President, and shall be called by the President or Secretary at the written request of a majority of the Board of Directors or of stockholders owning a majority of the shares of capital stock of the Corporation issued, outstanding and entitled to vote.  Such request shall state the purpose or purposes of the proposed meeting.

Section 5.  Notice of Special Meetings.  Except in special cases where other express provisions are made by law, notice of such special meetings shall be given in the same manner as is required for notice of the annual meetings of stockholders.  Notice of any special meeting shall specify in addition to the place, date and hour of such meeting, the general nature of the business to be transacted.

Section 6.  Conduct of Business.  Such person as the Board of Directors may designate, or, in the absence of such a person, the highest ranking officer of the Corporation who is present, shall call to order any meeting of the stockholders and act as chairman of the meeting.  The chairman of the meeting shall determine the order of business and procedure at the meeting.

Section 7.  List of Stockholders.  The Corporation shall prepare, or shall have prepared, and make available, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder.  Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, at a place within the city where the meeting is to be held, which place, if other than the place of meeting, shall be specified in the notice of the meeting.  The list shall also be produced and kept at the place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present in person thereat.

Section 8.  Record Date.  In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action.  If no record date is fixed, the record date shall be as provided by law.

Section 9.  Quorum.  The presence in person or representation by proxy of the holders of a majority of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote shall be necessary to, and shall constitute a quorum for, the transaction of business at all meetings of the stockholders, except as otherwise provided by law or by the Certificate of Incorporation.  The stockholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough stockholders, to leave less than a quorum.

Section 10.  Adjournments.  Any stockholders’ meeting, annual or special, whether or not a quorum is present, may be adjourned from time to time by the vote of a majority of the shares, the holders of which are either present in person or represented by proxy thereat, but in the absence of a quorum, no other business may be transacted at the meeting.  Notice of the adjourned meeting shall be given to each stockholder of record entitled to vote thereat if the adjournment is for more than thirty (30) days, or if, after the adjournment, a new record date is fixed for the adjourned meeting.  Except as provided above, if the time and place of the adjourned meeting are announced at the meeting at which the adjournment is taken, no further notice of the adjourned meeting need be given.  The adjourned meeting may transact any business which could properly be considered at the original meeting.  If a quorum is present at the original meeting, it is not necessary for the transaction of business that a quorum be present at the adjourned meeting.

Section 11.  Voting.

a.  At any meeting of stockholders, every stockholder having the right to vote shall be entitled to vote in person or by proxy.  Except as otherwise provided by law or the Certificate of Incorporation, each stockholder of record shall be entitled to one vote for each share of capital stock registered in such stockholder’s name on the books of the Corporation.

b.  All elections shall be determined by a majority vote, and, except as otherwise provided by law or the Certificate of Incorporation, all other matters shall be determined by a majority vote of the shares present in person or represented by proxy and voting on such other matters.

c.  All voting may be by show of hands (or voice if such meeting is pursuant to Section 14 below) or by ballot; provided, however, that upon demand therefor by stockholders holding at least twenty percent (20%) of the shares entitled to vote at such meeting, a ballot vote shall be taken.

Section 12.  Action by Consent.  Any action required or permitted by law or by the Certificate of Incorporation to be taken at any meeting of stockholders may be taken without a meeting, without prior notice, and without a vote, if a written consent, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present or represented by proxy and voted.  Such written consent shall be filed with the minutes of the meetings of stockholders.  Prompt notice of the taking of corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing thereto.

Section 13.  Proxies.  Every person entitled to vote or execute consents shall have the right to do so either in person or by one or more agents authorized by a written proxy executed by such person or such person’s duly authorized agent, and filed with the Secretary of the Corporation; provided, that no such proxy shall be valid after the expiration of three (3) years from the date of its execution, unless the person executing it specifies therein the length of time for which such proxy is to continue in force, which in no case shall exceed seven (7) years from the date of its execution.

Section 14. Meetings by Telephone or Similar Communication Equipment. Stockholders may participate in a meeting by means of a conference telephone or similar communications equipment by which all stockholders participating in the meeting can hear and be heard by each other.

ARTICLE III

DIRECTORS

Section 1.  Number and Tenure.  The number of directors that shall constitute the whole board shall be one or more, which number may be increased and/or decreased from time to time by the Board of Directors and the stockholders within the limits permitted by law. The Directors shall be elected at the annual meeting or a special meeting of stockholders, except as provided in Section 2 of this Article, and each Director shall hold office until such Director’s successor is elected and qualified or until such Director’s earlier resignation or removal.

Section 2.  Vacancies.  Vacancies and newly created directorships resulting from any increase in the authorized number of Directors may be filled by a majority of the directors then in office, though less than a quorum, and each of the Directors so chosen shall hold office until such Director’s successor is elected at an annual or a special meeting of stockholders or until such Director’s earlier death, resignation or removal.  A vacancy or vacancies in the Board of Directors shall be deemed to exist in case of the death, resignation or removal of any Director or if the stockholders fail at any annual or special meeting of stockholders at which any Director or Directors are elected to elect the full number of Directors to be voted for at that meeting.  The stockholders may elect any Director or Directors at any time to fill a vacancy or vacancies not filled by the Board of Directors.

Section 3.  Removal or Resignation.  Except as otherwise provided by law or the Certificate of Incorporation, any Director or the entire Board of Directors may be removed, with or without cause, by the holders of the majority of the shares then entitled to vote at an election of Directors.  Any Director may resign at any time by giving written notice to the Board of Directors, the Chairman of the Board of Directors, the President or the Secretary of the Corporation.  Unless otherwise specified in such written notice, the resignation shall take effect upon delivery to the Board of Directors or the designated officer.  It shall not be necessary for a resignation to be accepted before it becomes effective.

Section 4.  Powers.  The business and affairs of the Corporation shall be managed by or under the direction of its Board of Directors which shall exercise all such powers of the Corporation and do all such lawful acts and things as are not by law or by the Certificate of Incorporation or by these by-laws directed or required to be exercised or done by the stockholders.  Without prejudice to such general powers, but subject to the same limitations, it is hereby expressly declared that the Directors shall have the following powers, to wit:

First: To select and remove all the other officers, agents and employees of the Corporation, prescribe such powers and duties for them as may not be inconsistent with law, with the Certificate of Incorporation, or with these by-laws, fix their compensation and require from them security for faithful service.

Second: To conduct, manage and control the affairs and business of the Corporation, and to make such rules and regulations therefor not inconsistent with law, the Certificate of Incorporation or these by-laws, as they may deem best.

Third: To change from time to time the registered office of the Corporation from one location to another within Delaware as provided in Article I, Section 1 hereof; to fix and locate from time to time one or more other offices of the Corporation within or without the State of Delaware, as provided in Article I, Section 2, hereof; to designate any place within or without the State of Delaware for the holding of any stockholders’ meeting or meetings; and to adopt, make and use a corporate seal, and to prescribe the form of certificates of stock and to alter the form of such seal and of such certificates from time to time, as in their judgment they may deem best, provided such seal and such certificates shall at all times comply with the provisions of law.

Fourth: To authorize the issuance of authorized shares of stock of the Corporation from time to time, upon such terms as may be lawful, in consideration of money paid, labor done or services actually rendered, debts or securities cancelled, or tangible or intangible property actually received, or in the case of shares issued as a dividend, against amounts transferred from surplus to stated capital.

Fifth: To borrow money and incur indebtedness for the purposes of the Corporation, and to cause to be executed and delivered therefor, in the corporate name, promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecations or other evidence of debt and securities therefor.

Sixth.  To purchase or otherwise acquire any property, rights or privileges on such terms as it shall determine.

Seventh.  To adopt from time to time such stock, option, stock purchase, bonus or other compensation plan and such insurance, retirement or other benefit plan for directors, officers and agents of the Corporation and its subsidiaries as it may determine, and to delegate the awards under such plans to a compensation committee or such officers of the Corporation as the Board of Directors shall deem appropriate.

Section 5.  Regular Annual Meetings.  The first meeting of each newly elected Board of Directors shall be held immediately following the adjournment of the annual meeting of stockholders and at the place thereof.  No notice of such meeting shall be necessary to the Directors in order to constitute the meeting legally.  In the event such meeting is not so held, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors.

Section 6.  Regular Meetings.  The Board of Directors of the Corporation or any committee thereof may hold regular meetings either within or without the State of Delaware.  Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the Board of Directors.

Section 7.  Special Meetings.  Special meetings of the Board of Directors or any committee thereof may be called by the Chairman of the Board, if there shall be any, or the Chief Executive Officer or President, and the Chief Executive Officer, President or Secretary shall call a special meeting upon request of one (1) Director or upon the request of stockholders holding not less than a majority of the voting power of the Corporation.  If given personally, by facsimile, telephone or by telegram, the notice shall be given at least one day prior to the date of the meeting.  Notice may be given by mail if it is mailed at least three (3) days before the meeting.  The notice need not specify the business to be transacted.

Section 8.  Meetings by Telephone or Similar Communication Equipment.  The Board of Directors may participate in a meeting by means of a conference telephone or similar communications equipment by which all Directors participating in the meeting can hear and be heard by each other.

Section 9.  Quorum.  At meetings of the Board of Directors, a majority of the Directors at that time in office shall constitute a quorum for the transaction of business and the act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board of Directors.  If a quorum shall not be present at any meeting of the Board of Directors, the Directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 10.  Compensation.  The Directors may be paid their expenses of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as Director, as may from time to time be determined by the Board of Directors.  No such payment shall preclude any Director from serving the Corporation in any other capacity and receiving compensation therefor.  Members of any committees may be allowed like reimbursement and compensation for attending committee meetings.

Section 11.  Action by Consent.  Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee of the Board of Directors may be taken without a meeting if a written consent to such action is signed by all members of the Board of Directors or of any committee of the Board of Directors, as the case may be, and such written consent is filed with the minutes of its proceedings.

Section 12.  Committees.  By resolution of the Board of Directors, the Board of Directors shall have the authority to form any committees for whatever purpose.  A committee may consist of as few as one member.  A committee may exercise all the powers of the Board of Directors except as prohibited by law.  In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member(s) constitute(s) a quorum, may appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.  The Board of Directors may provide that a committee shall have the power or authority to declare a dividend, to authorize the issuance of stock or to adopt a certificate of ownership or merger.  Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

ARTICLE IV

OFFICERS

Section 1.  Officers.  The officers of the Corporation shall be a President and a Secretary.  The Corporation may also have, at the discretion of the Board of Directors, one Chief Executive Officer, one or more Vice Presidents, one Chief Financial Officer, one or more Treasurers and/or Assistant Treasurers, one or more Assistant Secretaries, and such other officers as may be appointed in accordance with the provisions of Section 3 of this Article.  One person may hold two or more offices.  All officers shall exercise the powers and perform the duties as set forth in these by-laws, as are normally incident to the applicable office or as shall from time to time be determined by the Board of Directors.

Section 2.  Election.  The officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 3 or Section 5 of this Article, shall be chosen annually by the Board of Directors, and each shall hold office until such officer shall resign or shall be removed or disqualified to serve, or such officer’s successor shall be elected and qualified.

Section 3.  Subordinate Officer, Etc.  The Board of Directors may appoint such other officers as the business of the Corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in these by-laws, as are normally incident to the applicable office or as the Board of Directors from time to time determine.

Section 4.  Removal and Resignation.  Any officer may be removed, either with or without cause, by a majority of the Directors at the time in office, at any annual regular or special meeting of the Board, or by an officer upon whom such power of removal may be conferred by the Board of Directors. Any officer may resign at any time by giving written notice to the Board of Directors, to the President, or to the Secretary of the Corporation.  Any such resignation shall take effect at the date of the receipt of such notice or any later time specified therein; the acceptance of such resignation shall not be necessary to make it effective.

Section 5.  Vacancies.  A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed by these by-laws for regular appointments to such office.

Section 6. Chief Executive Officer. The Chief Executive Officer (if any), subject to the control of the Board of Directors, shall have general supervision, direction and control of the business and subordinate officers of the Corporation.  The Chief Executive Officer shall have the general powers and full duties of management usually vested in the office of the Chief Executive Officer of a corporation, including, but not limited to, the power in the name of the Corporation and on its behalf to execute any and all stock certificates, deeds, mortgages, contracts, agreements, and other instruments in writing, and shall have such other powers and duties as may be prescribed by the Board of Directors or the by-laws.

Section 7.  President.  The President shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and subordinate officers of the Corporation. The President shall have the general powers and full duties of management usually vested in the office of the President of a corporation, including, but not limited to, the power in the name of the Corporation and on its behalf to execute any and all stock certificates, deeds, mortgages, contracts, agreements, and other instruments in writing, and shall have such other powers and duties as may be prescribed by the Board of Directors or these by-laws.

Section 8.  Vice President.  Each Vice President, if any, shall perform such duties as the Board of Directors shall prescribe.  In the absence of the President or in the event of the President’s inability or refusal to act, the Vice President designated by the Board of Directors shall perform the duties and exercise the powers of the President.

Section 9.  Secretary.

a.       The Secretary shall keep, or cause to be kept, a book of Minutes at such place as the Board of Directors may order, of all meetings of Directors and stockholders, with the time and place of holding, whether regular or special, and if special, how authorized, the notice thereof given, the names of those present at Directors’ meetings, and the number of shares present or represented at stockholders’ meetings and the proceedings thereof.

b.       The Secretary shall keep or cause to be kept, at such place as the Board of Directors may order, a share register, or a duplicate share register, showing the names of the stockholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued for the same, and the number and date of cancellation of every certificate surrendered for cancellation.

c.       The Secretary shall (i) give, or cause to be given, notice of all the meetings of the stockholders and of the Board of Directors required by these by-laws or by law to be given, (ii) keep the seal of the Corporation in safe custody and (iii) have such other powers and perform such other duties as may be prescribed by the Board of Directors or by these by-laws.

Section 10. Chief Financial Officer. The Chief Financial Officer shall, subject to the control of the Board of Directors, the President and Chief Executive Officer, if any, have general supervision, direction and control of the finances of the Corporation and shall have the general powers and full duties of management usually vested in the office of the Chief Financial Officer of a corporation, and shall have such other powers and duties as may be prescribed by the Board of Directors or these by-laws.

Section 11.  Treasurer.  Subject to the power and responsibilities vested in the Chief Financial Officer, if any, the Treasurer shall keep and maintain or cause to be kept and maintained, adequate and correct accounts of the properties and business transactions of the Corporation.  The books of account shall be open to inspection by any Director at all reasonable items.  The Treasurer shall deposit all monies and other valuables in the name of and to the credit of the Corporation with such depositories as may be designated by the Board of Directors, and shall render to the President and Directors whenever they request it an account of all transactions and of the financial condition of the Corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or the bylaws.

Section 10. Assistant Secretary. During the absence or disability of the Secretary, or as directed by the Board of Directors, the Assistant Secretary shall have all the powers and functions of the Secretary.

Section 11.  Compensation.  The salaries of all officers of the Corporation shall be fixed from time to time by the Board of Directors and no officer shall be prevented from receiving a salary because such officer is also a Director of the Corporation.

ARTICLE V

AFFILIATED TRANSACTIONS AND INTERESTED DIRECTORS

Section 1.  Affiliated Transactions.  No contract or transaction between the Corporation and one or more of its Directors or officers, or between the Corporation and any other corporation, partnership, limited liability company, association, or other organization in which one or more of its Directors or officers are Directors or officers (or in comparable positions) or have a financial interest, shall be void or voidable solely for this reason, or solely because the Director or officer is present at or participates in the meeting of the Board of Directors or committee thereof that authorizes the contract or transaction or solely because such Director’s or officer’s votes are counted for such purpose, if:

a.  The material facts as to such Director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorized the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or

b.  The material facts as to such Director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by the vote of the stockholders; or

c.  The contract or transaction is fair as to the Corporation as of the time it is authorized, approved, or ratified by the Board of Directors, a committee thereof, or the stockholders.

The foregoing list shall be deemed to be updated by any amendments to Section 144 of the Delaware General Corporation Law or any substitute legislation.

Section 2.  Determining Quorum.  Common or interested Directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee thereof which authorized the contract or transaction.

ARTICLE VI

LIABILITY TO CORPORATION AND INDEMNIFICATION

Section 1.  Liability to Corporation.  Subject to the provisions of the Corporation’s Certificate of Incorporation, no person shall be liable to the Corporation for any loss or damage suffered by it on account of any action taken or omitted to be taken by such person as a Director or officer of the Corporation in good faith, if such person (i) exercised or used the same degree of diligence, care, and skill as an ordinarily prudent person would have exercised or used under the circumstances in the conduct of such person’s own affairs, or (ii) took, or omitted to take, such action in reliance upon advice of counsel for the Corporation, or upon statements made or information furnished by officers or employees of the Corporation which such person had reasonable grounds to believe to be true, or upon a financial statement of the Corporation provided by a person in charge of its accounts or certified by a public accountant or a firm of public accountants.

Section 2.  Indemnification.

a. The Corporation shall indemnify, subject to the requirements of subsection (d) of this Section 2, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding, by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

b. The Corporation shall indemnify, subject to the requirements of subsection (d) of this Section 2, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery of the State of Delaware or such other court shall deem proper.

c. To the extent that a director, officer, employee or agent of the Corporation, or a person serving in any other enterprise at the request of the Corporation, has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this Section 2, or in defense of any claim, issue or matter therein, the Corporation shall indemnify him against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

d. Any indemnification under subsections (a) and (b) of this Section 2 (unless ordered by a court) shall be made by the Corporation only as authorized in a specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this Section 2. Such determination shall be made (1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

e. Expenses incurred by a director, officer, employee or agent in defending a civil or criminal action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors in the specific case upon receipt of an undertaking by or in behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in this Section 2.

f. The indemnification provided by this Section 2 shall not limit the Corporation from providing any other indemnification permitted by law nor shall it be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent, and shall inure to the benefit of the heirs, executors and administrators of such a person.

g. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Section 2.

h. For the purposes of this Section 2, references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence has continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Section 2 with respect to such constituent corporation if its separate existence had continued.

i. If a claim for indemnification or payment of expenses under this Section 2 is not paid in full within sixty days after a written claim therefor by the Indemnitee has been received by the Corporation, the indemnitee may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the indemnitee is not entitled to the requested indemnification or payment of expenses under applicable law.

ARTICLE VII

STOCK CERTIFICATES

Section 1. Form and Signatures. Unless otherwise approved by the Board of Directors, the shares of stock of the Corporation shall be uncertificated and evidenced by a book-entry system maintained in the books and records of the Corporation. If shares are represented by certificates, such share certificates shall be in the form approved by the Board of Directors and such certificates shall be signed by, or in the name of, the Corporation by any two officers of the Corporation. Any or all such signatures may be facsimiles. Although any officer, transfer agent or registrar whose manual or facsimile signature is affixed to such a certificate ceases to be such officer, transfer agent or registrar before such certificate has been issued, it may nevertheless be issued by the Corporation with the same effect as if such officer, transfer agent or registrar were still such at the date of its issue.

Section 2. Transfer of Stock. Stock of the Corporation shall be transferable in the manner prescribed by law and in these by-laws. Transfers of stock shall be made on the books of the Corporation only by the holder of record thereof, by such person's attorney lawfully constituted in writing and, in the case of certificated shares, upon the surrender of the certificate thereof, which shall be cancelled before a new certificate or uncertificated shares shall be issued. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred.

Section 3. Registered Stockholders.

a. Except as otherwise provided by law, the Corporation shall be entitled to recognize the exclusive right of a person who is registered on its books as the owner of shares of its capital stock to receive dividends or other distributions and to vote or consent as such owner, and, in the case of stock not paid in full, to hold liable for calls and assessments any person who is registered on its books as the owner of shares of its capital stock. The Corporation shall not be bound to recognize any equitable or legal claim to, or interest in, such shares on the part of any other person.

b. If a stockholder desires that notices and/or dividends be sent to a name or address other than the name or address appearing on the stock ledger maintained by the Corporation, or its transfer agent or registrar, if any, the stockholder shall have the duty to notify the Corporation, or its transfer agent or registrar, if any, in writing of such stockholder’s desire and specify the alternate name or address to be used.

Section 4. Lost, Stolen or Destroyed Certificates. To the extent stock of the Corporation is certificated, the Board of Directors may direct that a new certificate be issued to replace any certificate theretofore issued by the Corporation that, it is claimed, has been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. When authorizing the issue of a new certificate, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of the lost, stolen, or destroyed certificate, or the owner’s legal representative, to advertise the same in such manner as it shall require, to give the Corporation a bond in such sum, or other security in such form, as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate claimed to have been lost, stolen, or destroyed, and to accept such other terms and conditions as the Board of Directors may require.

ARTICLE VIII

GENERAL PROVISIONS

Section 1.  Dividends.  Subject to the provisions of law and the Certificate of Incorporation, dividends upon the outstanding capital stock of the Corporation may be declared by the Board of Directors and may be paid in cash, in property, or in shares of the Corporation’s capital stock.

Section 2.  Reserves.  The Board of Directors shall have full power, subject to the provisions of law and the Certificate of Incorporation, to determine whether any, and, if so, what part, of the funds legally available for the payment of dividends shall be declared as dividends and paid to the stockholders of the Corporation.  The Board of Directors, in its sole discretion, may fix a sum that may be set aside or reserved over and above the paid-in capital of the Corporation as a reserve for any proper purpose, and may, from time to time, increase, diminish, or vary such amount.

Section 3.  Fiscal Year.  The fiscal year of the Corporation initially shall be the calendar year, and subsequently shall be determined from time to time by the Board of Directors.

Section 4.  Seal.  The corporate seal shall have inscribed thereon the name of the Corporation, the year of its incorporation, and the words “Corporate Seal” and “Delaware”.

Section 5.  Corporate Records.  The Corporation may keep its stock ledger, books of account and minutes of proceedings of the stockholders, the Board of Directors and the committees of the Board of Directors, either within or without the State of Delaware, as the Board of Directors may from time to time determine.

Section 6.  Checks, Drafts, Etc.  All checks, drafts or other orders for payment of money, notes or other evidences of indebtedness, issued in the name of or payable to the Corporation, shall be signed or endorsed by such person or persons in such manner as, from time to time, shall be determined by resolution of the Board of Directors.

Section 7.  Representation of Shares of Other Corporations. Any officer of the Corporation is authorized to vote, represent and exercise, on behalf of the Corporation, all rights incident to any and all shares of any other corporation or corporations standing in the name of the Corporation.  The authority herein granted to said officers to vote or represent, on behalf of the Corporation, any and all shares held by the Corporation in any other corporation or corporations may be exercised either by such officers in person or by any person authorized to do so by proxy or power of attorney duly executed by said officers.

Section 8.  Notice.  Whenever, under the provisions of law or of the Certificate of Incorporation or of these by-laws, notice is required to be given to any director, stockholder, officer or agent, it shall not be construed to mean personal notice, but such notice may be given in writing, by mail, addressed to such person, at such persons’ address as it appears on the records of the Corporation, with the requisite postage thereon prepaid, e-mail or by facsimile (to the e-mail address or facsimile number appearing on the records of the Corporation, as applicable) and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail or upon receipt of confirmation of delivery of such e-mail or facsimile, as the case may be.  Notice to directors may also be given by telephone.  Whenever any notice is required to be given under the provisions of law or the Certificate of Incorporation or of these by-laws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

Section 9. Exclusive Forum for Certain Actions. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event that the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the Corporation, (2) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or to the Corporation's stockholders, (3) any action arising pursuant to any provision of the Delaware General Corporation Law or the Corporation’s Certificate of Incorporation or Bylaws (as either may be amended from time to time), or (4) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of, and to have consented to, the provisions of this Section 9 of Article VIII.

ARTICLE IX

AMENDMENTS

Section 1.  Power of Stockholders.  New by-laws may be adopted, or these by-laws may be amended or repealed, by the majority vote of the outstanding voting shares (as adjusted to reflect different votes per share, if any) of the Corporation, or by the written consent of the holders of shares evidencing a majority of the votes in the Corporation.

Section 2.  Power of Directors.  Subject to the provisions of the Corporation’s Certificate of Incorporation, the Directors may amend these By-laws by majority vote.

Exhibit C

Initial Press Release

INDEPENDENCE HOLDING COMPANY	CONTACT: Loan Nisser
96 CUMMINGS POINT ROAD	(646) 509-2107
STAMFORD, CONNECTICUT 06902	www.IHCGroup.com
NYSE: IHC

NEWS RELEASE

INDEPENDENCE HOLDING COMPANY

ANNOUNCES DEFINITIVE ACQUISITION AGREEMENT

Stamford, Connecticut, November 9, 2021. Independence Holding Company (NYSE: IHC) (the “Company”) today announced that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) to be acquired by Geneve Holdings, Inc. (the “Going Private Transaction”).

Under the terms of the Merger Agreement, holders of the Company’s outstanding shares of common stock, excluding shares held by Geneve Holdings, Inc. and its wholly owned subsidiaries (collectively, “Geneve”), will receive $57.00 per share in cash. The $57.00 per share price represents a premium of 35.7% over $42.01 per share, the trading price for common stock on August 27, 2021, the trading date immediately preceding the date on which Geneve initially proposed to acquire the Company, and a premium of 15.2% over the closing trading price of $49.50 on November 8, 2021. The Going Private Transaction will be financed in part through the proceeds from the sale of certain of the Company’s subsidiaries, Independence American Holdings Corp. and Standard Security Life Insurance Company of New York, which are anticipated to close prior to year-end 2021.

The Company’s Board of Directors (the “Board”) formed a special committee of directors consisting solely of independent directors (the “Special Committee”) after Geneve proposed a possible Going Private Transaction in August 2021. Geneve’s proposal was expressly contingent upon any transaction being considered, negotiated and approved by a Special Committee and being subject to approval by the holders of a majority of the shares not owned by Geneve and its affiliates (the “Majority of the Minority”). The Special Committee was charged by the Board with conducting a process intended to examine Geneve’s proposal and determine whether the Going Private Transaction was the best option for the Company’s stockholders other than Geneve (the “Minority Stockholders”), and, if so, to negotiate its terms. The Special Committee, with the assistance of independent financial and legal advisors, conducted a review of the proposal, and after consideration of the various alternatives available to the Company, including remaining a public company, determined that a proposed Going Private Transaction at an acceptable price would be the best option for the Minority Stockholders, and following this determination, negotiated the price and other transaction terms with Geneve. The Special Committee concluded unanimously that the Going Private Transaction on the terms it negotiated was fair and in the best interests of the Minority Stockholders. Based on the unanimous recommendation of the Special Committee, the Merger Agreement was also approved by all of the Board members voting on the Merger Agreement. Directors of the Company who are also directors or officers of Geneve did not participate in the deliberations of the Special Committee and recused themselves from the vote of the Board.

Roy T.K. Thung, the Company’s Chief Executive Officer, said, “I would like to thank the Special Committee who worked hard and independently on the Going Private Transaction with their financial and legal advisors since August 2021 to negotiate a fair deal resulting in a positive result for all parties and which I believe is in the best interest of the Minority Shareholders.”

Completion of the Going Private Transaction is subject to certain closing conditions, including obtaining approval by the Majority of the Minority, the consummation of the pending sales of the Company’s subsidiaries, Independence American Holdings Corp. and Standard Security Life Insurance Company of New York, and other customary conditions. The Company will continue to declare and pay regular dividends, consistent with past practice, through the closing of the Going Private Transaction. Further information regarding the terms and conditions in the Merger Agreement will be contained in a Current Report on Form 8-K which will be filed promptly with the SEC.

Perella Weinberg Partners LP is acting as financial advisor, and Paul, Weiss, Rifkind, Wharton & Garrison LLP is acting as legal advisor, to the Special Committee. Dentons US LLP is acting as legal advisor to the Company and Davies Ward Phillips & Vineberg LLP is acting as legal advisor to Geneve.

About Independence Holding Company

Independence Holding Company (NYSE: IHC), through our current subsidiaries, underwrites and distributes health, group disability and life, New York State DBL and paid family leave, and pet insurance. IHC underwrites policies in all 50 states, Washington D.C., Puerto Rico and the U.S. Virgin Islands through our three carriers: Independence American Insurance Company, Standard Security Life Insurance Company of New York (“Standard Security Life”) and Madison National Life Insurance Company, Inc. (“Madison National Life”). We also distribute products nationally through multiple channels, including our agencies, call centers, advisors, direct and affinity relationships, Web Broker, and web properties, including www.healthedeals.com; www.healthinsurance.org; www.medicareresources.org; www.petplace.com; and www.insxcloud.com. As previously announced, IHC has entered into stock purchase agreements to sell all of the issued and outstanding capital stock of Standard Security Life, Madison National Life and Independence American Holdings Corp., which includes Independence American Insurance Company and the remaining assets of IHC’s pet business, each subject to regulatory approval. To learn more, visit https://ihcgroup.com/.

Forward-looking Statements

Certain statements and information contained in this release may be considered “forward-looking statements,” such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements.  Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which IHC operates, new federal or state governmental regulation, IHC’s ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in IHC’s other news releases and filings with the Securities and Exchange Commission. IHC expressly disclaims any duty to update its forward-looking statements unless required by applicable law.

Additional Information and Where to Find It

In connection with the proposed merger transaction, the Company will file with the SEC and furnish to the Company’s stockholders a proxy statement and other relevant documents. This press release does not constitute a solicitation of any vote or approval. Stockholders are urged to read the proxy statement when it becomes available and any other documents to be filed with the SEC in connection with the proposed merger or incorporated by reference in the proxy statement because they will contain important information about the proposed merger.

Investors will be able to obtain a free copy of documents filed with the SEC at the SEC’s website at http://www.sec.gov. In addition, investors may obtain a free copy of the Company’s filings with the SEC from the investors section of the Company’s Web site at www.ihcgroup.com or by directing a request to: Independence Holding Company, 96 Cummings Point Road, Stamford, CT 06902, (646) 509-2107.

Participants in the Solicitation

The Company and its directors, executive officers and certain other members of management and employees of the Company may be deemed to be “participants” in the solicitation of proxies from the stockholders of the Company in connection with the Going Private Transaction. Information regarding the interests of the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders of the Company in connection with the Going Private Transaction, which may be different than those of the Company’s stockholders generally, will be set forth in the proxy statement and the other relevant documents to be filed with the SEC. Stockholders can find information about the Company and its directors and executive officers and their ownership of the Company’s common stock in the Company’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, which was filed with the SEC on April 30, 2021, and in Forms 4 of directors and executive officers filed with the SEC subsequent to that date.